      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1999
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              PERFUMANIA.COM, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                             ---------------------

              FLORIDA                               5912                              65-0884688
  (State or Other Jurisdiction of       (Primary Standard Industrial         (IRS Employer Identification
   Incorporation or Organization)        Classification Code Number)                    Number)

                             ---------------------

                              11701 NW 101ST ROAD
                              MIAMI, FLORIDA 33178
                                 (305) 889-1600
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                             ---------------------

               ILIA LEKACH, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              PERFUMANIA.COM, INC.
                              11701 NW 101ST ROAD
                              MIAMI, FLORIDA 33178
                                 (305) 889-1600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code of
                               Agent For Service)

                             ---------------------

                                   COPIES TO:

               JEFFREY R. HOULE, ESQ.                                  DALE S. BERGMAN, P.A.
                  GREENBERG TRAURIG                                   MICHAEL D. KARSCH, ESQ.
          1750 TYSONS BOULEVARD, SUITE 1200                              BROAD AND CASSEL
               MCLEAN, VIRGINIA 22102                           201 BISCAYNE BOULEVARD, SUITE 3000
                   (703) 749-1300                                      MIAMI, FLORIDA 33131
                 (703)749-1301 (FAX)                                      (305) 373-9400
                                                                       (305) 373-9493 (FAX)

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
          TITLE OF EACH CLASS                                  PROPOSED MAXIMUM      PROPOSED MAXIMUM
          OF SECURITIES TO BE               AMOUNT TO BE      OFFERING PRICE PER    AGGREGATE OFFERING        AMOUNT OF
               REGISTERED                    REGISTERED              UNIT                PRICE(1)         REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01 per
  share(2)..............................      2,875,000             $9.00              $25,875,000            $7,193.25
Representatives' warrants...............       250,000              $.001                  $250               $ -- (3)
Common stock, par value $0.01 per share
  issuable upon exercise of the
  representatives' warrants(4)..........       250,000              $10.80              $2,700,000            $  750.60
    Total...............................                                                                      $7,943.85
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2) Includes up to 375,000 shares that may be purchased by the underwriters pursuant to the over allotment option.
(3) No fee required pursuant to Rule 457(g) under the Securities Act.
(4) Pursuant to Rule 416, includes any shares that may be issued pursuant to the anti dilution provisions of the representatives' warrants.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THIS REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 4, 1999

                        2,500,000 SHARES OF COMMON STOCK

                          PERFUMANIA.COM, INC. [LOGO]

                           -------------------------

     perfumania.com operates a leading online store that specializes in the sale of fragrances, fragrance related products and bath and body products on a retail and wholesale basis.

     We are offering 2,500,000 shares of our common stock at between $7.00 and $9.00 per share.

     No public market currently exists for our common stock. We have applied to list our common stock on the American Stock Exchange under the symbol "PCI".

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE         TOTAL
                                                              ----------      ----------
Public offering price.......................................  $               $
Underwriting discounts and commissions......................  $               $
Proceeds to perfumania.com, inc.............................  $               $

     We have granted the underwriters an option for 45 days to purchase up to 375,000 additional shares at the same price indicated above to cover over allotments.

CRUTTENDEN ROTH INCORPORATED
                              PENNSYLVANIA MERCHANT GROUP

              The date of this prospectus is                , 1999

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................
Risk Factors........................
Forward Looking Statements..........
Use of Proceeds.....................
Dividend Policy.....................
Capitalization......................
Dilution............................
Selected Financial Data.............
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................
Business............................

                                      PAGE
                                      ----
Management..........................
Principal Shareholders..............
Certain Transactions................
Description of Capital Stock........
Shares Eligible for Future Sale.....
Underwriting........................
Legal Matters.......................
Experts.............................
Where Can You Find More
  Information.......................
Index to Financial Statements.......   F-1

                           -------------------------

     The terms "perfumania.com," "we," "our," and "us" refer to perfumania.com, inc. unless the context suggests otherwise. The terms "you" and "your" refer to a prospective investor. The term "common stock" means perfumania.com, inc.'s common stock, par value $0.01 per share.

     Unless otherwise stated, all information contained in this prospectus assumes no exercise of (a) the over-allotment option to purchase up to 375,000 shares of our common stock granted to the underwriters, (b) warrants to purchase 250,000 shares of our common stock to be granted to the representatives of the underwriters upon completion of this offering and (c) options to purchase 587,000 shares of our common stock outstanding under perfumania.com's 1999 Incentive Stock Option Plan and 413,000 shares of our common stock reserved for further issuance under the plan. All per share information in this prospectus gives effect to a 5,000-for-1 stock split to be implemented prior to this offering.

     The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on
or about              , 1999.

     Until           , 1999 (the 25th day after the date of this prospectus) all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

     YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY OUR COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read this entire document carefully. You should consider the information set forth under "Risk Factors" and our financial statements and accompanying notes that appear elsewhere in this prospectus.

OUR BUSINESS

     perfumania.com operates a leading online store that specializes in the sale of fragrances, fragrance related products and bath and body products on a retail and wholesale basis. We launched our online store in February 1999 and offer retail customers over 1,700 products at significant price discounts, including hard-to-find and discontinued brands. The business-to-business component of our online store offers our products on a wholesale basis to the largely underserved market of smaller specialty retailers. Users can easily browse and locate products using our search engines. Our online store offers personalized customer service, secure ordering, numerous shipping options and fast delivery.

     We are a subsidiary of Perfumania, Inc., a leading discount fragrance retailer that operates a chain of approximately 290 specialty fragrance stores. Our relationship with our parent provides us with the following advantages:

     - exclusive online use of the highly recognized Perfumania brand name;

     - cross marketing our online store with Perfumania, Inc.;

     - access to Perfumania, Inc.'s extensive supply relationships; and

     - Perfumania, Inc.'s considerable fragrance industry experience and expertise.

THE PERFUMANIA.COM ADVANTAGE

     We believe the retail fragrance industry is large, fragmented and consists of consumers with distinct purchasing patterns. Additionally, we believe online retailers offer significant advantages over traditional retailers by providing substantial improvements in convenience, product selection and price. We are well positioned to capitalize on what we believe to be the increasing demand and future growth prospects for online sales of fragrances and fragrance related products. Our competitive advantages include:

     - HIGHLY RECOGNIZED BRAND NAME. Our ability to market ourselves using the already developed Perfumania brand name gives us instant brand recognition and product credibility.

     - ESTABLISHED INDUSTRY RELATIONSHIPS. Our arrangements with our parent give us access to their extensive network of suppliers.

     - CONVENIENT SHOPPING EXPERIENCE. Our online store is available 24 hours a day, seven days a week and may be electronically visited from any PC with access to the Internet.

     - EXTENSIVE PRODUCT SELECTION. We have virtually unlimited shelf space and can offer consumers a wider selection of products than most traditional brick and mortar businesses.

     - COMPETITIVELY PRICED PRODUCTS. By offering our products online and at discounted prices, we can service customers who focus intensely on price.

     - SUPERIOR BUSINESS-TO-BUSINESS SERVICES. The business-to-business component of our online store, perfumaniawholesale.com, can fulfill the needs of underserved smaller specialty retailers by offering a wide selection of products at discounted prices and with superior customer service.

     - FOCUS ON THE EXPANDING INTERNATIONAL MARKET. We believe that the global reach of the Internet will allow us to service the expanding international market for fragrances and fragrance related products.

OUR STRATEGY

     Our objective is to become the leading destination for retail consumers and smaller specialty retailers seeking to purchase fragrances and fragrance related products over the Internet. Key elements of our strategy include:

     - CAPITALIZING AND EXPANDING UPON THE PERFUMANIA BRAND NAME. We will continue to employ numerous advertising and promotional methods to drive traffic to our online store and strengthen the highly recognized Perfumania brand name.

     - ENHANCING OUR ONLINE SHOPPING EXPERIENCE. We will continue to enhance and develop features to accommodate our customer's purchasing habits and preferences.

     - LEVERAGING OUR INDUSTRY RELATIONSHIPS. We will continue to use our management's and our parent's extensive industry contacts and operational experience to help us obtain products on the most favorable terms.

     - ADDRESSING THE GROWING INTERNATIONAL DEMAND FOR FRAGRANCES. We intend to address the large and expanding international fragrance market by establishing an international franchise network.

OUR STRATEGIC RELATIONSHIPS

     We have entered into a variety of relationships with several Internet sites to build traffic and attract customers, including Yahoo!, Lycos, Double Click/AltaVista and Microsoft Sidewalk. We have engaged USinternetworking, Inc. and Digital Pulp, Inc. to design, develop, and host our online store. We intend to enter into similar arrangements in the future.

OUR HISTORY

     We were incorporated in January 1999 in the State of Florida. Our principal executive offices are located at 11701 NW 101st Road, Miami, Florida 33178 and our phone number is (305) 889-1600. Our online store is located at www.perfumania.com and www.perfumaniawholesale.com. Information contained on our Web pages does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered............    2,500,000 shares

Common stock outstanding after
the offering....................    7,500,000 shares

Use of proceeds.................    To fund anticipated operating losses,
                                    enhance our online store, repay an
                                    approximate $1.6 million advance from
                                    Perfumania, Inc., and for working capital and other general corporate purposes. See
                                    "Use of Proceeds."

Proposed American Stock Exchange
  symbol........................    PCI

Risk factors....................    Investment in our common stock involves
                                    significant risk and you could lose your entire investment.

                             SUMMARY FINANCIAL DATA

     You should read the following summary financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus. All per share information in this prospectus gives effect to a 5,000-for-1 stock split to be implemented prior to this offering. Our fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January.

                                                     FOR THE PERIOD          FOR THE
                                                  FROM JANUARY 7, 1999     THREE-MONTH
                                                  (DATE OF INCEPTION)      PERIOD ENDED
                                                THROUGH JANUARY 30, 1999   MAY 1, 1999
                                                ------------------------   ------------
STATEMENT OF OPERATIONS DATA:
Net sales.....................................         $      --             $161,972
Gross profit..................................                --               51,306
Loss from operations..........................          (270,906)            (732,622)
Net loss......................................          (273,505)            (764,657)
Basic and diluted loss per share:.............         $   (0.05)            $  (0.15)
Weighted average number of common shares
  outstanding.................................         5,000,000            5,000,000
                                                       =========             ========

                                                            AS OF MAY 1, 1999
                                                       ----------------------------
                                                         ACTUAL      AS ADJUSTED(1)
                                                       -----------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents............................  $   100,808    $16,408,476
Working capital (deficit)............................   (1,064,801)    16,860,199
Total assets.........................................      631,221     16,938,889
Due to parent........................................    1,617,332             --
Shareholder's equity (deficit).......................   (1,038,152)    16,886,848

-------------------------

(1) Adjusted to give effect to the sale of common stock that we are offering at the assumed initial public offering price of $8.00 per share and the application of the estimated net proceeds.

                                  RISK FACTORS

     You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and your investment. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline and you may lose part or all of your investment.

OUR OPERATING HISTORY IS VERY LIMITED.

     We launched our online store in February 1999. Accordingly, we have a limited operating history upon which you can evaluate our performance. Before investing in our common stock, you should consider the risks and difficulties we may encounter as an early-stage company in the new and rapidly evolving e-commerce market. These risks include our ability to:

     - implement our business model;

     - anticipate and adapt to rapid changes in our markets;

     - retain existing customers, attract new customers and maintain customer satisfaction;

     - introduce new and enhanced Web sites, services, products and alliances;

     - maintain our profit margins notwithstanding price competition or rising wholesale prices;

     - minimize technical difficulties, system downtime and the effect of Internet brown-outs; and

     - manage the timing of perfumania.com promotions and sales programs.

     If we do not successfully manage these risks, our business will suffer. We cannot assure you that we will successfully address these risks or that our business strategy will be successful.

WE HAVE NO HISTORY AS AN INDEPENDENT COMPANY AND OUR FINANCIAL STATEMENTS CONTAIN ALLOCATIONS FOR CERTAIN EXPENSES FROM PERFUMANIA, INC.

     We do not have an operating history as an independent company. Prior to this offering, we have operated as a wholly-owned subsidiary of Perfumania, Inc. We have relied on Perfumania, Inc. to provide corporate, fullfillment, inventory supply, advertising space-sharing and other administrative services. We will continue to receive those services pursuant to an intercompany agreement with Perfumania, Inc. for the foreseeable future. If Perfumania, Inc. fails to adequately provide us services or if we fail to develop management and financial systems, our business could suffer until we develop our own sufficient operational, administrative and other systems and infrastructure.

     The historical financial statements contained in this prospectus include allocations for administrative, distribution and other expenses incurred by Perfumania, Inc. for services rendered to us. While we believe that these allocations are reasonable, they are not necessarily indicative of, and it is not practical for us to estimate, the levels of expenses that would have resulted if we were operating as a separate, stand-alone company. We have also relied on Perfumania, Inc. to provide financing for our operations. Therefore, investors should not rely on our cash flows to date as indicative of the cash flows that would have resulted if we had been operating as an independent company during the periods presented.

OUR BUSINESS MAY BE HARMED BY PERFUMANIA, INC.'S FINANCIAL CONDITION.

     The report of Perfumania, Inc.'s independent certified public accountants that accompanied our audited financial statements as of January 30, 1999 expressed substantial doubt about Perfumania, Inc.'s ability to continue as a going concern. The concern stemmed from Perfumania, Inc.'s recurring net losses, its $3.8 million working capital deficit, and Perfumania, Inc.'s default on a line of credit agreement. Because we are dependent on Perfumania, Inc. for many services, our business would suffer if Perfumania, Inc. is unable to successfully remedy its problems.

     Perfumania, Inc's $35.0 million line of credit agreement requires Perfumania, Inc. to maintain a minimum tangible net worth and book value and comply with other covenants. The outstanding balance on this line of credit on January 30, 1999 was $30,035,019. Perfumania, Inc. has violated several of these covenants. Because of the default, the lender can demand payment of all amounts owed to it and has imposed a default rate of interest.

     Perfumania, Inc. indicated in recent SEC filings that it intends to remedy this situation by generating additional revenues and obtaining a waiver from the lender for the violations. Perfumania, Inc. also indicated that it may be unable to generate future net income and may not obtain the waiver. As of June 3, 1999, the lender has not waived any violations and we cannot assure you that these violations will be ultimately waived.

     As a result of the factors described above and other factors related to our business, the report of our independent certified public accountants contains an explanatory paragraph regarding our ability to continue as a going concern.

     Our business may suffer if Perfumania, Inc. cannot remedy this situation and is unable to continue as a going concern. We depend on Perfumania, Inc. to provide numerous services to us, to supply merchandise to us, and to license to us its brand name. If Perfumania, Inc. cannot continue its operations, we may be unable to find substitute services or merchandise and may lose the right to use the Perfumania brand name.

     We face additional risks as a result of Perfumania, Inc.'s majority ownership of our common stock. The common stock held by Perfumania, Inc. is pledged to secure its line of credit. If Perfumania, Inc.'s lender were to foreclose on the common stock, it would become the majority shareholder of our company and might control perfumania.com in a manner that is detrimental to its public shareholders. Moreover, if Perfumania, Inc. is forced to sell its business to avoid liquidation or either Perfumania, Inc. or its lender were to sell its perfumania.com common stock, a successor to Perfumania, Inc. may also control perfumania.com in a manner that is detrimental to our public shareholders.

WE EXPECT TO INCUR SUBSTANTIAL NET LOSSES FOR THE FORESEEABLE FUTURE.

     Since inception, perfumania.com has been operating at a loss. Our net losses of $764,657 for the three months ended May 1, 1999 primarily relate to start-up costs. We expect that operating losses and negative cash flow will continue for the foreseeable future as we must invest in marketing and promotional activities, technology and operating systems. We cannot be certain when and if we will achieve sufficient revenues in relation to expenses to become profitable. We believe that increasing our revenues will depend in large part on our ability to:

     - increase consumer awareness of our online store and develop effective marketing and other promotional activities to drive traffic to our Web site;

     - enhance our online store, transaction-processing systems and network infrastructure to support increased traffic;

     - provide our customers with superior e-commerce experiences; and

     - develop strategic relationships.

     Our future profitability depends on generating and sustaining high revenue growth while maintaining reasonable expense levels. Slower revenue growth than we anticipate or operating expenses that exceed our expectations would harm our business. If we achieve profitability, we cannot be certain that we would be able to sustain or increase profitability in the future.

WE MAY NEED ADDITIONAL CAPITAL TO CONTINUE OUR BUSINESS IF WE DO NOT GENERATE ENOUGH REVENUE.

     We require substantial working capital to fund our business and may need more in the future. We will likely experience negative cash flow from operations for the foreseeable future. The net proceeds from this offering, together with our available funds, should be sufficient to meet our needs for working capital and capital expenditures needs for the next 12 months. If, however, we need to raise additional funds through the issuance of equity, equity-related or debt securities, your rights may be subordinate to other investors and your stock ownership percentage may be diluted. We cannot be certain that additional financing will be available to us.

OUR MANAGEMENT'S EXPERIENCE IN THE E-COMMERCE INDUSTRY IS LIMITED AND WE MAY FAIL TO HIRE, RETAIN AND INTEGRATE KEY PERSONNEL.

     Our success depends on the expertise of our key technical, sales and senior management personnel. perfumania.com's senior management has limited experience operating and managing an online store engaged in the sale of fragrances and fragrance related products.

     We depend heavily on the continuing service of our management and on their ability to quickly develop an expertise in the e-commerce aspects of our business. Loss of the services of Ilia Lekach, our chairman and chief executive officer, Rachmil Lekach, our president, Albert Friedman, our chief operating officer and interim chief financial officer, and Richard Veliz, our chief technology officer, or other key employees would hurt our business.

     We anticipate hiring additional persons to serve on our management team, in particular a chief financial officer. Our success depends on our ability to continue to attract, retain and motivate skilled employees who can effectively manage an online fragrance business. Competition for qualified e-commerce employees is intense. We may be unable to retain our present key employees or to attract, assimilate or retain other qualified employees in the future. We may experience difficulty in hiring and retaining skilled employees with appropriate qualifications. Our business will be harmed if we fail to attract and retain key employees.

OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND SEASONALITY.

     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. Many of these factors are outside our control and include:

     - seasonal fluctuations in consumer purchasing patterns and advertising spending;

     - changes in the growth rate of Internet usage and online user traffic levels;

     - actions of our competitors;

     - the timing and amount of costs relating to the expansion of our operations and acquisitions of technology or businesses; and

     - general economic and market conditions.

     Because we have a limited operating history, our future revenues are difficult to forecast. A shortfall in revenues will damage our business and would likely affect the market price of our common stock. Our limited operating history and the new and rapidly evolving Internet market make it difficult to ascertain the effects of seasonality on our business. If seasonal and cyclical patterns emerge in Internet purchasing, our results of operations from quarter to quarter may vary greatly and may cause our business to suffer.

     Fragrance sales are generally lower in the first half of each year and increase substantially during the Christmas purchasing season and near other holidays. We expect to experience similar seasonality in our business. You should not rely on quarter-to-quarter comparisons of our results of operations to gauge our future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, our stock price may fall.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE AS WE FACE INTENSE COMPETITION FROM INTERNET-BASED AND RETAIL-BASED BUSINESSES.

     We cannot assure you that we will be able to compete successfully or that competitive pressures will not damage our business. Our competition includes:

     - traditional department stores and stand-alone perfume retailers;

     - nationally known discount perfume retailers;

     - competition from other retailers who seek to purchase high demand or limited supply products;

     - Web sites maintained by online retailers of fragrances and fragrance products;

     - catalog retailers of fragrance and fragrance related products; and

     - Internet portals and online service providers that feature shopping services, such as America Online, Yahoo!, Excite and Lycos.

     We believe that our ability to compete depends upon many factors, including:

     - the market acceptance of our Web sites and online services;

     - the success of our sales and marketing efforts;

     - the performance and reliability of our services;

     - the price of our products; and

     - the effectiveness of our customer service and support efforts.

     Our competitors may be larger than us and may have substantially greater financial, distribution and marketing resources. In addition, our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see, feel, and smell products in a manner that is not possible over the Internet. Some online competitors may be able to use the Internet as a marketing medium to reach significant numbers of potential customers more effectively than we can.

     Our wholesale competitors will likely have more established distribution channels than us and may have entered into exclusive supply arrangements with retailers who constitute part of our potential wholesale market. These factors may preclude us from competing effectively in the wholesale fragrance distribution market.

WE MAY BE UNABLE TO SUPPORT INCREASED VOLUME ON OUR WEB SITE.

     A key element of our strategy is to generate a high volume of traffic on our Web site. However, growth in the number of users of our online store may strain or exceed the capacity of our computer systems and lead to declines in performance or systems failure.

     We believe that our present systems will not be adequate to accommodate rapid growth in user demand. We believe that we will therefore need to add additional hardware and software and to continually improve and enhance the functionality and performance of our e-commerce, customer tracking and other technical systems. We intend to upgrade our existing systems and implement new systems as we anticipate new demand. Failure to implement these systems effectively or within a reasonable period of time would cause decreased levels of customer service and satisfaction.

     We must also introduce additional or enhanced features and services to retain current users and attract new users to our online store. If a new service is not favorably received, our current customers may visit our online store less frequently. These new services or features may not function well and we may need to significantly modify the design of these services to correct errors. If users encounter difficulty with or do not accept our services or features, our business would be damaged.

WE FACE GREY MARKET RISKS.

     perfumania.com purchases its products from domestic and foreign manufacturers and secondary sources such as distributors, wholesalers, importers and retailers. Our purchases include trademarked and copyrighted products manufactured in foreign countries. Our merchandise may be manufactured by entities, particularly foreign licensees, who are not the owners of the trademarks or copyrights for the merchandise. If we are called upon or challenged by the owner of a particular trademark or copyright to demonstrate that specific merchandise was produced and sold with the proper authority and cannot do so, perfumania.com may be restricted from reselling the particular merchandise or be subjected to other liabilities.

     We cannot always know or demonstrate that the manufacturer of specific merchandise had proper authority from the trademark or copyright owner to produce the merchandise or permit it to be resold in the United States. perfumania.com's suppliers generally will not disclose the identity of their suppliers, which they consider to be proprietary trade information. As a result, we cannot determine specifically what portion of our merchandise purchased from grey market sources may not have been manufactured with a proper trademark or copyright. Future judicial, legislative or administrative agency action, including possible import, export, tariff or other trade restrictions, may limit or eliminate some of the secondary sources of supply used by us or our business activities. In addition, our business activities may become the subject of legal or administrative actions brought by manufacturers, distributors or others.

WE WILL INCREASINGLY RELY UPON ONLINE AND TRADITIONAL ADVERTISING TO GENERATE SALES.

     Our traditional advertising efforts to date have consisted primarily of advertising in Perfumania, Inc.'s stores, print and other media materials. We intend to commit substantial resources to promoting our online store and enhancing our brand name through online advertising, advertising in Perfumania, Inc.'s stores and other advertising materials. Our online advertising may include strategic relationships that require large, long-term commitments. We cannot assure that this advertising will effectively attract users to our online store or lead to a substantial amount of sales. Our inability to develop and maintain effective advertising campaigns may harm our business.

WE NEED TO EFFECTIVELY MANAGE GROWTH OF OUR OPERATIONS.

     perfumania.com's success depends upon effective planning and growth management. Excluding part-time employees, at May 31, 1999 we had a total of five employees and two independent consultants. We intend to continue to increase the scope of our operations and the number of our employees. perfumania.com also faces challenges associated with upgrading and maintaining our information systems and internal controls, particularly those related to our purchase and receipt of inventory. If we do not successfully implement and integrate these new systems or fail to scale these systems with our growth, we may not have adequate, accurate and timely forecasting and financial information.

OUR FAILURE TO RESPOND TO CHANGES IN CONSUMER TRENDS MAY HINDER OUR BUSINESS.

     The market for fragrances and fragrance related products largely depends on trends in consumer tastes, the fashion and accessory industry and advertising efforts. Our success depends on accurately predicting and responding to these trends by being able to obtain popular products and delivering them on a timely basis.

WE DEPEND ON THIRD PARTY SHIPPERS, COMMUNICATIONS PROVIDERS AND VENDORS TO OPERATE OUR BUSINESS.

     perfumania.com depends upon a number of third parties to deliver goods and services to it and its customers. For example, perfumania.com relies on the United States Postal Service, United Parcel Service, Federal Express and other carriers to ship merchandise to its customers. Strikes or other service interruptions affecting our shippers would impair our ability to deliver merchandise on a timely basis.

     We depend on communications providers to provide our Internet users with access to our online store. Our online store could experience disruptions or interruptions in service due to failures by these providers. In addition, our users depend on Internet service providers and Web site operators for access to our online store. Each of these groups has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our online store as not functioning properly and therefore cause them to stop using our services.

     Our business depends on the ability of third-party vendors, including Perfumania, Inc., to provide to us and Perfumania, Inc. with popular, high demand fragrances at competitive prices and in sufficient quantities. We have purchased more than 98% of our merchandise from Perfumania, Inc. since our inception. Many of the smaller suppliers used by us and Perfumania, Inc. have limited resources, production capacities and operating histories. Our business could be harmed if either our or Perfumania, Inc.'s ability to procure products were limited.

PROTECTION OF OUR DOMAIN NAME IS UNCERTAIN.

     Perfumania, Inc. holds various Internet domain names relating to our brand, including "perfumania.com" and "perfumaniawholesale.com". We have obtained the exclusive right to use these domain names online under a technology transfer and licensing agreement with Perfumania, Inc. The acquisition and maintenance of domain names currently is regulated by governmental agencies and their designees. perfumania.com may not license acquire or maintain adequate domain names and intellectual property; therefore we may be unable to prevent third parties from acquiring domain names that damage our trademarks, proprietary rights licensed from Perfumania, Inc. or our business.

WE MAY BE SUBJECT TO SALES AND OTHER TAXES.

     perfumania.com does not currently collect sales or other similar taxes for physical shipments of goods into states other than Florida. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operation in states outside Florida could subject our shipments in such states to state sales taxes under current or future laws. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our products the resulting tax liability could impair our business.

WE FACE YEAR 2000 COMPLIANCE RISKS.

     Many existing computer programs and systems use only two digits to identify a year in the date field. These programs and systems were designed and developed without considering the impact of the upcoming turn of the century. If not corrected, these computer applications could fail or create erroneous results in the Year 2000.

     The failure of any of our software or systems to be Year 2000 compliant could inhibit users from accessing our online store and prevent us from being able to process or fulfill orders from our customers. Our financial and management controls and reporting systems may also be damaged. Any failure, if not quickly remedied, would hurt our business, results of operations and financial condition. We have not completed tests on all of our material operating software and systems to assess and ensure Year 2000 compliance. We cannot assure you that all of perfumania.com's material operating software and systems will be Year 2000 compliant.

     In addition to the systems and software that we use directly, our operations also depend on the performance of software and systems of our third party service providers. These include providers of financial, telecommunications and parcel delivery services. We also cannot assure you that our service providers have, or will have, operating software and systems that are Year 2000 compliant. We have limited or no control over the actions of our providers. Since all purchases at our online store will be made with a credit card, our business and financial condition may be damaged if our customers cannot use their credit cards due to Year 2000 issues.

THERE ARE RISKS RELATED TO OUR RELATIONSHIP WITH PERFUMANIA, INC.

     WE DEPEND ON PERFUMANIA, INC.'S BRAND NAME, MERCHANDISE AND SERVICES. We have entered into a technology transfer and license agreement and an intercompany service agreement with Perfumania, Inc. We depend on Perfumania, Inc. to provide us with trademark rights, domain names, merchandise, corporate and administrative services and cross marketing efforts that are key to our success. The termination of these agreements, the failure of Perfumania, Inc. to satisfactorily perform its obligations under these agreements or an adverse change in the terms of agreement would damage our business.

     PERFUMANIA AND ITS PRINCIPAL SHAREHOLDERS MAY EXERT CONTROL OVER OUR BUSINESS. After this offering, Perfumania, Inc. will own and control the voting power of approximately 66 2/3% of our common stock. As a result of its share ownership and the other rights described in this prospectus, Perfumania, Inc. will be able to elect a majority of the members of our board of directors and make other decisions that significantly affect our business. This concentration of ownership and other rights could also delay or prevent a change of control.

     If Perfumania, Inc. sells all or some of its investment in our stock to a third party, other people or companies may control perfumania.com. Such a sale may reduce the market price of our common stock and may harm perfumania.com's business.

     OVERLAPPING MANAGEMENT AND DIRECTORS COULD CAUSE CONFLICTS OF INTEREST BETWEEN US AND PERFUMANIA, INC. Our chairman of the board and chief executive officer and one of our non-employee directors also serve in the same capacities for Perfumania, Inc. Dual service as a director or executive officer of both perfumania.com and Perfumania, Inc. could create or appear to create potential conflicts of interest if faced with decisions that have different implications for each company. These decisions may relate to potential acquisitions of businesses, the agreements between the companies, competition, the issuance or disposition of securities, the election of new or additional directors, and the payment of dividends by perfumania.com. Moreover, Ilia Lekach is devoting only a portion of his working time to our affairs.

     In many instances, the efforts of our directors and officers who serve in a similar capacity for Perfumania, Inc. will involve activities that are unrelated, and in some circumstances, adverse, to the interests of perfumania.com. We have not established any minimum time that our directors and officers will be required to spend on matters related to perfumania.com.

     Some of our executive officers and directors will continue to hold shares of and/or options to purchase common stock of Perfumania, Inc. After this offering, some employees of perfumania.com may be eligible to participate in other benefit plans of Perfumania, Inc. that provide opportunities to receive additional shares of common stock of Perfumania, Inc. These equity interests in Perfumania, Inc. may present these persons with incentives potentially adverse to perfumania.com's shareholders.

     WE DEPEND ON TRADEMARKS AND OTHER ONLINE CONTENT LICENSED FROM PERFUMANIA, INC. Pursuant to the technology transfer and license agreement, we license the logo, name, domain names, other valuable trademarks and some online content from Perfumania, Inc. and its other subsidiaries on an exclusive basis for Internet use. If our technology transfer and license agreement with Perfumania, Inc. were terminated, we would need to change the domain names of our Web pages and devote substantial resources towards building new brand names. Perfumania, Inc. may terminate the technology transfer and license agreement if any person other than Perfumania, Inc., its affiliates or strategic partners acquires 75% or more of the voting power of perfumania.com and under other limited circumstances.

     The technology transfer and license agreement contains restrictions that may prevent us from marketing our products and services in the same way we would if we owned these trademarks. These restrictions could damage our marketing.

     The agreement obligates our parent to protect and defend its marks and domain names. Our parent's actions to protect its proprietary rights may not be adequate. Third parties may infringe or misappropriate its intellectual property, and we or our parent may be able to detect unauthorized use and take appropriate steps to enforce our rights. Our parent's inability to protect its marks adequately could have a material adverse effect on the acceptance of the Perfumania brand and on our business, financial condition and operating results.

     In addition, although we believe that our parent's proprietary rights and our use of our license, use of its marks and domain names do not infringe on the intellectual property rights of others, we cannot guarantee that other parties will not assert infringement claims against our parent or us.

     WE DEPEND ON PERFUMANIA, INC. FOR CROSS MARKETING EFFORTS. Pursuant to the intercompany services agreement, Perfumania, Inc. has agreed to provide us with advertising and promotional space in its retail stores and in its traditional advertising. Perfumania, Inc. may control the timing and placement of these advertisements and promotions. Perfumania, Inc. also does not guarantee to us the demographic composition of the target audience. Advertising and promotion are important elements of our strategy to further enhance awareness of the Perfumania brand name. If we were not able to advertise in Perfumania, Inc.'s retail stores, we would make substantially fewer sales on our

Web sites. The advertising obligations can be terminated by Perfumania, Inc. under the same circumstances as the technology transfer and license agreement.

     WE NEED PERFUMANIA, INC. TO PROVIDE SERVICES THAT WE CANNOT
PERFORM. Pursuant to the intercompany services agreement, Perfumania, Inc. will provide us with services, such as merchandising, inventory management, marketing, human resources, and other administrative services. If Perfumania, Inc. fails to provide these services satisfactorily, we would be required to perform these services or obtain these services from another provider. We may incur additional costs in order to obtain these services and we may be unable to obtain these services on commercially reasonable terms. If we choose to perform these services, we may not be able to perform them adequately, and may lose customers.

     The service obligations can be terminated by Perfumania, Inc. under limited circumstances. Substantially all of our sales orders are currently processed and fulfilled through Perfumania, Inc.'s systems. As a result, our future revenue depends on Perfumania, Inc.'s ability to fulfill our e-commerce sales in an accurate and timely manner.

     PERFUMANIA, INC. DOES NOT HAVE LONG TERM SUPPLIER AGREEMENTS. Pursuant to the intercompany services agreement, perfumania.com purchases products from Perfumania, Inc. for resale on our online store. We anticipate that a significant portion of our revenue for the foreseeable future will be derived from the online sale of merchandise obtained primarily from Perfumania, Inc. Accordingly, our future revenues and business success partly depend on Perfumania, Inc.'s ability to maintain and renew relationships with its existing vendors and to establish relationships with additional vendors.

     Perfumania, Inc. does not have long-term contracts with any of its suppliers. In addition, many of the smaller vendors used by Perfumania, Inc. have limited resources, production capacities and operating histories. The supply obligations can be terminated by Perfumania, Inc. or may remain unsatisfied. Our ability to obtain merchandise in a timely manner is critical to our success.

WE ARE SUBJECT TO RISKS RELATED TO THE E-COMMERCE INDUSTRY.

     WE DEPEND ON CONTINUED GROWTH IN USE OF THE INTERNET. A decrease in the growth of Web usage would hurt our business. The following factors may inhibit growth in Web usage:

     - inadequate Internet infrastructure;

     - security and privacy concerns;

     - inconsistent quality of service; and

     - unavailability of cost-effective and high-speed service.

     OUR SUCCESS DEPENDS UPON THE ABILITY OF THE INTERNET INFRASTRUCTURE TO SUPPORT INCREASED USE. The performance and reliability of the Internet may decline as the number of users increases or the bandwidth requirements of users increase. The Web has experienced a variety of outages due to damage to portions of its infrastructure. If outages or delays frequently occur in the future, Web usage, including usage of our Web site, could grow slowly or decline. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly.

     WE DEPEND ON CONTINUED GROWTH OF E-COMMERCE. Our future revenue and profits depend upon the widespread acceptance and use of the Web as an effective medium of commerce. Failure of the Web and online services to become a viable commercial marketplace would hurt our business. Rapid growth in the use of the Web and commercial online services is a recent phenomenon. We cannot assure you that a large base of consumers will adopt and continue to use the Web for commerce. Demand for recently introduced services and products over the Web and online services is subject to a high level of uncertainty. The successful development of the Web and online services is subject to a number of factors, including:

     - continued growth in the number of users of such services;

     - concerns about transaction security;

     - continued development of the necessary technological infrastructure; and

     - the development of complementary services and products.

     WE DEPEND ON THE STORAGE OF PERSONAL INFORMATION ABOUT OUR USERS. Web sites typically place identifying data, or cookies, on a user's hard drive without the user's knowledge or consent. Perfumania.com and other Web sites use cookies for a variety of reasons, including the collection of data derived from users' Internet activity. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts. Most currently available Web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drive. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. Furthermore, the European Union recently adopted a directive addressing data privacy that may limit the collection and use of information regarding Internet users. This directive may limit our ability to target advertising or collect and use information in European countries.

     OUR SALES COULD DECLINE OR WE MAY BE LIABLE FOR BREACHES OF ONLINE SECURITY. Consumer concerns over the security of transactions conducted on the Internet or the privacy of users may inhibit the growth of the Internet and online commerce. We rely on encryption and authentication technology licensed from third parties to securely transmit confidential information, such as customer credit card numbers. A compromise or breach of our technology used to protect customer transaction data may occur. Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions.

     perfumania.com may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. Our business and your investment may be harmed if security measures do not prevent security breaches. We cannot assure prevention against all security breaches. This is a risk in e-commerce. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is our case, merchant does not obtain a cardholder's signature. A failure to adequately control fraudulent credit card transactions would injure our business.

     WE MAY BE SUED REGARDING PRIVACY CONCERNS. Any penetration of our network security or misappropriation of our users' personal or credit card information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation.

     In addition, the Federal Trade Commission and several states have investigated the use by Internet companies of personal information. In 1998, the U.S. Congress enacted the Children's Online Privacy Protection Act of 1998. The Federal Trade Commission has not yet promulgated regulations interpreting this act. We depend upon collecting personal information from our customers and we believe that the promulgation of regulations under this act will make it more difficult for us to collect personal information from some of our customers. We could incur expenses if new regulations regarding the use of personal information are introduced or if our privacy practices were investigated.

     GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD BURDEN OUR
BUSINESS. The adoption or modification of laws or regulations applicable to the Internet could harm our business. The U.S. Congress recently passed laws regarding online children's privacy, copyrights and taxation. The law governing the Internet, however, remains largely unsettled. New laws may impose burdens on companies conducting business over the Internet. Although our online transmissions generally originate in Miami, Florida and Annapolis, Maryland, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. It may take years to determine whether and how existing laws governing intellectual property, privacy, libel and taxation apply to the Internet and online advertising. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad. We also may be subject to regulation not specifically related to the Internet, including laws affecting direct marketers.

     WEB SECURITY CONCERNS MAY HINDER ONLINE E-COMMERCE AND ADVERTISING. The need to securely transmit confidential information such as credit card and other personal information over the Internet has been a significant barrier to e-commerce and communications. Any publicized compromise of security could deter people from accessing the Web or from using it to transmit confidential information. Furthermore, decreased online traffic and sales as a result of general security concerns could cause advertisers to reduce their amount of online spending. Such security concerns could reduce our market for e-commerce.

THERE ARE RISKS RELATED TO THIS OFFERING.

     OUR STOCK PRICE COULD BE EXTREMELY VOLATILE, AS IS TYPICAL OF INTERNET-RELATED COMPANIES. You may not be able to resell your shares of common stock at or above the initial public offering price due to the possible volatility of our common stock after this offering. The stock market has experienced significant price and volume fluctuations, and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile.

     The market price for perfumania.com's common stock is likely to be highly volatile and subject to wide fluctuations in response to the following factors:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations or new products or services by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in e-commerce;

     - changes in the economic performance or market valuations of other Internet, e-commerce or retail companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - release of lock-up or other transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock; and

     - potential litigation.

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. The institution of such litigation against us could result in substantial costs to us and a diversion of our management's attention and resources.

     YOU ARE UNLIKELY TO RECEIVE DIVIDENDS FOR THE FORESEEABLE FUTURE. We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

     THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK. There has been no public market for perfumania.com common stock. We will apply to have our common stock listed on the American Stock Exchange but cannot assure you that an active public market will develop. The initial public offering price will be negotiated between the representatives of the underwriters and perfumania.com. Among the factors considered in determining the initial public offering price will be our future prospects, our industry in general, sales, earnings, and certain other financial and operating information, and the market prices of securities and certain financial and other operating information of companies engaged in activities similar to ours. The initial public offering price may not be indicative of the market price for the common stock after the offering, which price may decline below the initial public offering price.

     DILUTION. Based upon the estimated initial public offering price of $8.00 per share, purchasers of the common stock in this offering will experience an immediate and substantial dilution in net tangible book value of $5.75 per share of common stock purchased. To the extent outstanding options to purchase common stock are exercised, there may be further dilution.

     WE MAY HAVE SUBSTANTIAL SALES OF OUR COMMON STOCK AFTER THE
OFFERING. Sales of substantial amounts of common stock in the public market following this offering, or the perception that such sales will occur, could have a material adverse effect on the market price of our common stock. See "Shares Eligible For Future Sale" for a discussion of the number of shares outstanding and when those shares may be sold.

     CERTAIN PROVISIONS IN OUR CHARTER DOCUMENTS AND FLORIDA LAW MAY HAVE ANTI-TAKEOVER EFFECTS. Certain provisions of our articles of incorporation, our bylaws and Florida law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our shareholders. For more information, see "Description of Capital

Stock-Anti-takeover Effects of Our Articles of Incorporation and Bylaws" and " -- Anti-takeover Effects of Florida Law."

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements that involve risks and uncertainties. These statements refer to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "believes", "may", "will", "expects", "anticipates", "intends", "plans" and similar expressions. Our actual results could differ materially from those anticipated in such forward-looking statements. Factors that could contribute to these differences include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     The net proceeds from the sale of our common stock offered at an assumed initial public offering price of $8.00 per share are estimated to be $17.9 million after deducting underwriting discounts and estimated expenses. If the underwriters fully exercise the over allotment option, the net proceeds from this offering will be approximately $20.7 million.

     The net proceeds from the offering will be used for the following purposes:

     - to fund anticipated operating losses, including sales and marketing expenses and payments due under strategic relationships and intercompany agreements with Perfumania, Inc.;

     - to enhance our online store;

     - to repay an approximately $1.6 million advance from Perfumania, Inc.; and

     - for working capital and other general corporate purposes.

     perfumania.com reserves the right to vary the use of proceeds among the categories listed above because our ability to use the proceeds is dependent on a number of factors, including the degree of market acceptance of our online store, unexpected expenditures for further technical development, sales and marketing efforts and the effects of competition.

     Until perfumania.com uses the net proceeds of the offering, perfumania.com will invest the funds in investment grade, interest-bearing securities.

     From time to time, we also expect to evaluate possible acquisitions of or investments in businesses and technologies that are complementary to our business and technologies, and may use net proceeds from the offering for such purposes. While from time to time we consider potential investments or acquisitions, perfumania.com has no firm plans, commitments or agreements with respect to any such investments or acquisitions.

                                DIVIDEND POLICY

     perfumania.com has not declared or paid any cash dividends on its capital stock since our inception. We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

                                 CAPITALIZATION

     The following table sets forth, the actual capitalization of perfumania.com as of May 1, 1999, and adjusted for the issuance and sale of common stock in this offering at an assumed initial public offering price of $8.00 per share. See "Use of Proceeds." This table should be read in conjunction with the financial statements and the notes thereto and the other financial information included elsewhere in this prospectus.

                                                            AS OF MAY 1, 1999
                                                        -------------------------
                                                          ACTUAL      AS ADJUSTED
                                                        -----------   -----------
Due to parent.........................................  $ 1,617,332   $        --
                                                        -----------   -----------
Shareholder's equity (deficit)
  Preferred stock, $0.01 par value, 5,000,000 shares
     authorized, no shares issued and outstanding
     actual and as adjusted...........................           --            --
  Common stock, $0.01 par value, 20,000,000
     authorized, 1,000 shares issued and outstanding
     actual; 7,500,000 shares issued and outstanding
     as adjusted......................................           10        75,000
  Additional paid-in capital..........................           --    17,900,000
  Accumulated deficit.................................   (1,038,162)   (1,088,152)
                                                        -----------   -----------
     Total shareholder's equity (deficit).............   (1,038,152)   16,886,848
                                                        -----------   -----------
     Total capitalization.............................  $   579,180   $16,886,848
                                                        ===========   ===========

                                    DILUTION

     Our net tangible deficiency as of May 1, 1999 was approximately $(1.0 million) or $(0.21) per share of common stock. Net tangible deficiency per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

     After giving effect to the sale of shares of common stock that we are offering at an assumed initial public offering price of $8.00 per share, and the receipt of the estimated net proceeds by us, our net tangible book value as of May 1, 1999 would have been approximately $16.9 million or $2.25 per share. This represents an immediate increase in net tangible book value of $2.46 per share to existing shareholders and an immediate dilution of $5.75 per share to new shareholders purchasing common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share.....................   $8.00
Net tangible deficiency per share prior to this offering....  $(0.21)
Increase per share attributable to new shareholders.........    2.46
                                                              ------
Net tangible book value per share after this offering...............    2.25
                                                                       -----
Total tangible book value dilution per share to new shareholders....   $5.75
                                                                       =====

     The following table shows the difference between existing shareholders and new investors with respect to the number of shares purchased from perfumania.com, the total consideration paid and the price paid per share. The table assumes that the public offering price will be $8.00 per share.

                                 SHARES PURCHASED         TOTAL CONSIDERATION       PRICE
                               --------------------      ----------------------      PER
                                NUMBER      PERCENT        AMOUNT       PERCENT     SHARE
                               ---------    -------        ------       -------    -------
Existing shareholder.........  5,000,000      66.7%      $        10       0.0%     $0.00
New investors................  2,500,000      33.3        20,000,000     100.0      $8.00
                               ---------     -----       -----------     -----
     Total...................  7,500,000     100.0%      $20,000,010     100.0%
                               =========     =====       ===========     =====

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere in this prospectus. The selected statement of operations data for the period from January 7, 1999 (date of inception) through January 30, 1999 and the three-month period ended May 1, 1999, and balance sheet data as of January 30, 1999 and May 1, 1999, have been derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, and are included elsewhere in this prospectus.

                                                    FOR THE PERIOD          FOR THE
                                                 FROM JANUARY 7, 1999     THREE-MONTH
                                                 (DATE OF INCEPTION)      PERIOD ENDED
                                               THROUGH JANUARY 30, 1999   MAY 1, 1999
                                               ------------------------   ------------
STATEMENT OF OPERATIONS DATA:
Net sales....................................         $       --          $   161,972
Cost of goods sold...........................                 --              110,666
                                                      ----------          -----------
  Gross profit...............................                 --               51,306
                                                      ----------          -----------
Operating expenses:
  General and administrative.................             60,245              213,698
  Management fee to Parent...................             29,644               93,001
  Marketing and sales expenses...............             32,852              347,272
  Product development expenses...............             18,146               87,633
  Consulting expenses........................            130,019               42,324
                                                      ----------          -----------
  Total operating expenses...................            270,906              783,928
Loss from operations.........................           (270,906)            (732,622)
Interest expense to Parent...................             (2,599)             (32,035)
                                                      ----------          -----------
Net loss.....................................         $ (273,505)         $  (764,657)
                                                      ==========          ===========
Basic and diluted loss per share.............         $    (0.05)         $     (0.15)
                                                      ==========          ===========
Weighted average number of common shares
  outstanding................................          5,000,000            5,000,000
                                                      ==========          ===========

                                                                 AS OF
                                                     ------------------------------
                                                     JANUARY 30, 1999   MAY 1, 1999
                                                     ----------------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents..........................     $ 100,000       $   100,808
Working capital (deficit)..........................      (287,708)       (1,064,801)
Total assets.......................................       323,868           631,221
Due to parent......................................       531,326         1,617,332
Shareholder's equity (deficit).....................      (273,495)       (1,038,152)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs and that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements.

OVERVIEW

     perfumania.com operates a leading online store that specializes in the sale of fragrances, fragrance related products and bath and body products on a retail and wholesale basis. We launched our online store in February 1999.

     Perfumania, Inc. has financed our operations since our inception on January 7, 1999. These cash flows are not indicative of the cash flows that would have resulted had perfumania.com been operating as a separate stand-alone company during the periods presented. Since our incorporation, we have incurred significant net losses as a result of our start up costs and for the three-month period ended May 1, 1999, we had incurred net losses of $764,657.

     We intend to enhance the features of our online store. We believe that our operating expenses will significantly increase as a result of the financial commitments related to the development of marketing channels, future strategic relationships and enhancements to our online stores and other capital expenditures. We expect to incur losses and generate negative cash flow from operations for the foreseeable future. Our profitability primarily depends upon our ability to generate traffic and revenues on our online store and substantially increase net sales. In view of the rapidly changing nature of our business and our limited operating history, we believe that our historical operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

RESULTS OF OPERATIONS

     NET SALES. Net sales include the sale of our fragrances and fragrance related products, net of returns and outbound shipping charges. Net sales totaled $161,972 for the three-month period ended May 1, 1999. There were no sales in the month of January as we launched our online store in February 1999.

     COST OF GOODS SOLD. Cost of goods sold consists primarily of the cost of merchandise sold and outbound and inbound shipping costs. Cost of goods sold totaled $110,666 for the three-month period ended May 1, 1999. There was no cost of goods sold in the month of January as all shipping and sales activity began in February 1999.

     GROSS PROFIT. For the three-month period ended May 1, 1999, perfumania.com had a gross profit of $51,306 or 32%. In the future, we may expand or increase the discounts offered to customers as well as expand product offerings to areas that may have lower gross margins than our existing business.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist of payroll and related expenses for executive, accounting and administrative personnel, recruiting, professional fees, and other general corporate expenses. General and administrative expenses totaled $213,698 for the three-month period ended May 1, 1999. For the period from January 7, 1999 to January 30, 1999 general and administrative expenses totaled $60,245. General and administrative expenses will continue to increase as our staff expands and incurs additional costs to support the growth of the business.

     MANAGEMENT FEES. Management fees consist primarily of expenses, which have been allocated to perfumania.com by Perfumania, Inc. for costs associated with resources it shares. These fees consist primarily of the prorata cost of rent, utilities and facilities maintenance. Management fees totaled $93,001 for the three-month period ended May 1, 1999. For the period from January 7, 1999 to January 30, 1999, management fees totaled $29,644. Effective May 1, 1999, perfumania.com and Perfumania, Inc. entered into an intercompany services agreement covering these services. See "Certain Transactions" and note 2 of notes to financial statements.

     MARKETING AND SALES EXPENSES. Marketing and sales expenses consist of expenditures related to advertising and promotion. Marketing and sales expenses totaled $347,272 for the three-month period ended May 1, 1999. During February 1999, perfumania.com began a cross-marketing campaign with Perfumania, Inc. that it intends to continue. For the period from January 7, 1999 to January 30, 1999, marketing and sales expenses totaled $32,852. After the offering, we expect to expand our marketing efforts and, as a result our marketing expenses will significantly increase.

     WEB SITE DEVELOPMENT EXPENSES. Web site development expenses consist principally of expenses for development of our Web site, network operations and systems and telecommunications infrastructure. Web site development expenses totaled $87,633 for the three-month period ended May 1, 1999. This amount reflects the staffing and associated costs related to building and enhancing our online store and transaction-processing systems, as well as our investment in systems and telecommunications infrastructure. For the period from January 7, 1999 to January 30, 1999, web site development expenses totaled $18,146. Web site development expenses are expected to increase as we continue to enhance our online store and expand our staff.

     CONSULTING FEES. Consulting fees consist primarily of amounts paid to various technical and managerial consultants for services provided in the development of perfumania.com. Consulting fees totaled $42,324 for the three-month period ended May 1, 1999. For the period from January 7, 1999 to January 30, 1999, consulting fees totaled $130,019. See "Certain Transactions" and note 4 of notes to financial statements.

     INCOME TAXES. perfumania.com was incorporated in January 1999 and has not yet filed a federal income tax return or a State of Florida income tax return. perfumania.com's 1999 fiscal year will end on January 31, 2000. perfumania.com expects to have operating losses for the foreseeable future and does not expect to have any federal or state income tax liability until it is profitable and uses its operating loss carry forwards.

     NET LOSS. As a result of the factors discussed above, primarily relating to the significant initial investments made in establishing and developing our Web site, the net loss totaled $764,657 for the three-month period ended May 1, 1999. For the period from January 7, 1999 to January 30, 1999, the net loss fees totaled $273,505. We expect to incur net losses for the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal capital requirements are to acquire merchandise, maintain and improve our online store and engage in advertising and promotional activities. Since our inception, we have primarily financed this requirement through $1.6 million of advances from

Perfumania, Inc. and cash flows from operations. The loan accrues interest at 12.5% per annum and all amounts are due on demand. This loan will be repaid with a portion of the net proceeds of this offering.

     At May 1, 1999, we had a working capital deficit of approximately $1,065,000 and incurred losses since inception of approximately $1,038,000. We are significantly dependent on Perfumania, Inc. for the conduct of our operations.

     We used $787,794 in our operating activities for the three-month period ended May 1, 1999. This was the results of a loss of $764,657, offset slightly by an increase in credit card receivable and prepaid expenses and a decrease in accounts payable and accrued expenses. We used $13,404 in investing activities for the three-month period ended May 1, 1999. This expenditure primarily related to the purchase of computer hardware and software. Our financing activities for the three-month period ended May 1, 1999, related to $802,006 relating to the net borrowings from Perfumania, Inc.

     We used $196,338 in our operating activities for the period from January 7, 1999 (date of inception) through January 30, 1999. This was the result of a loss of $273,505, primarily offset by an increase in accounts payable of $66,037. We used $14,308 in investing activities for the period from January 7, 1999 through January 30, 1999. This expenditure primarily related to the purchase of computer hardware and software. Cash used in financing activities for the period from January 7, 1999, (date of inception) through January 30, 1999, was $310,646, relating to the net borrowings under the loan from Perfumania, Inc.

     The report of Perfumania, Inc.'s independent certified public accountants that accompanied Perfumania, Inc.'s, audited financial statements as of January 30, 1999 expressed substantial doubt about Perfumania, Inc.'s ability to continue as a going concern. The concern stemmed from Perfumania, Inc.'s recurring net losses, its $3.8 million working capital deficit, and the fact that Perfumania, Inc. is presently in default on a line of credit agreement. perfumania.com's business may suffer if Perfumania, Inc. cannot remedy this situation and continue as a going concern. We depend on Perfumania, Inc. to provide numerous services to us, to supply merchandise to us, and to license to us its brand name.

     Perfumania, Inc.'s line of credit agreement requires it to comply with various financial covenants, minimum tangible net worth, book value and achieve specified levels of quarterly results of operations. Perfumania, Inc. has violated several covenants and, as a result of these violations, Perfumania, Inc. is in default. Because of the default, the lender can demand payment of all amounts owed to it and has imposed a default rate of interest.

     Perfumania, Inc. indicated in recent SEC filings that it intends to remedy this situation by generating additional revenues and obtaining a waiver from the lender for the violations. Perfumania, Inc. also indicated that it may be unable to generate future net income and may not obtain the waiver. As of June 3, 1999, the lender has not waived these covenant violations and there is no assurance that the lender will waive these violations. Although the management of Perfumania, Inc. believes that a waiver will be obtained for all covenant violations and that the covenants will be revised to be less restrictive, there can be no assurance that such waiver or revisions will be provided by the lender. Should Perfumania, Inc. be unable to obtain the required waiver from the lender, Perfumania, Inc. may be required to obtain alternative sources of financing. Perfumania, Inc.'s failure to obtain additional financing in an amount sufficient to support its current and planned levels of operation could adversely affect Perfumania, Inc.'s business.

     As a result of the factors described above, the report of our independent certified public accountants contains an explanatory paragraph regarding our ability to continue as a going concern.

     We believe that funds generated from operations and the net proceeds of this offering will be sufficient to finance our current and anticipated operations for at least 12 months after this offering. Our long-term capital requirements beyond this period will depend on numerous factors, including, but not limited to, the following:

     - The rate of market acceptance of the online store;

     - The ability to expand our customer base;

     - The cost of upgrades to our online store; and

     - The level of expenditures for sales and marketing and other factors.

     If the funds from this offering and our revenues are insufficient to fund the activities in the short or long term, we would need to raise additional funds by incurring debt or through public or private offerings of our stock. We may not be able to do either on terms favorable to us, if at all.

YEAR 2000 READINESS

     The Year 2000 issue results from computer systems using two digits rather than four to represent the year so that a date using "00" is recognized as the year 1900 rather than the year 2000. This situation may disrupt the smooth operation of both our and third party's computer systems.

     We have preliminarily assessed our Year 2000 exposure and believe that we can achieve Year 2000 readiness by the fourth quarter of 1999. We are developing a plan of communication with significant business partners to obtain appropriate assurances that their Year 2000 issues are resolved in a timely manner. Our remediation costs to date have not been material and we do not anticipate that our future remediation costs will have a material effect on our business.

     In estimating our Year 2000 related costs, we have assumed the continued availability of certain resources, the ability to acquire accurate information regarding third parties, and the ability to correct all relevant applications. Our actual costs could differ materially from our estimates.

     Our critical application systems are merchandising, inventory management and distribution, our computer systems, human resources and finance and accounting. These areas will be the focus of our remediation efforts. The merchandising, finance and accounting, and inventory management and distribution systems are currently being installed utilizing vendor software believed to be Year 2000 ready. Our human resources systems will be upgraded in the third quarter of 1999. Our hardware and communications network is outsourced to Perfumania, Inc. and is currently being tested by Perfumania, Inc. and remedied, where needed. In addition, a significant portion of the purchases from our online store are made with credit cards. We will continue to take steps to ensure Year 2000 readiness; however we cannot assure that such efforts will be successful and may be harmed if, as a result of Year 2000 problems, customers cannot use credit cards to make purchases.

     We have engaged US internetworking and Digital Pulp to design, develop and test our Website and utilize other third party equipment and software. If their equipment or software fails, we may incur expenses to remedy problems that could harm our business. We initiated formal communications with our significant suppliers and service providers to determine their Year 2000 readiness. We will track the Year 2000 compliance status of our material vendors and suppliers via our own internal vendor compliance effort. We cannot guarantee that the systems of suppliers or other companies on which we rely will be Year 2000 compliant.

     We are preparing our contingency plans, which will include the identification of worst case scenarios. Currently, the likely sources of risk to us include:

     - the disruption of or Perfumania, Inc.'s internal inventory management system;
     - the inability of principal suppliers or third party providers to be Year 2000 ready;
     - failure of hardware and software utilized by our vendors;
     - disruption of our Web pages; and
     - disruption of communications links affecting our online store.

     We cannot conclusively determine at this time whether Year 2000 failures will harm us. We believe that our compliance efforts have and will reduce the impact on us of any such failures.

                                    BUSINESS

OUR BUSINESS

     perfumania.com operates a leading online store that specializes in the sale of fragrances, fragrance related products and bath and body products on a retail and wholesale basis. We launched our online store in February 1999 and offer retail customers over 1,700 products at significant price discounts, including hard-to-find and discontinued brands. The business-to-business component of our online store offers our products on a wholesale basis to the largely underserved market of smaller specialty retailers. Users can easily browse and locate products using our search engines. Our online store offers personalized customer service, secure ordering, numerous shipping options and fast delivery.

     We are a subsidiary of Perfumania, Inc., a leading discount fragrance retailer that operates a chain of approximately 290 specialty fragrance stores. Our relationship with our parent provides us with the following advantages:

     - exclusive online use of the highly recognized Perfumania brand name;

     - cross marketing our online store with Perfumania, Inc.;

     - access to Perfumania, Inc.'s extensive supply relationships; and

     - Perfumania, Inc.'s considerable fragrance industry experience and expertise.

INDUSTRY BACKGROUND

     GROWTH OF THE INTERNET AND E-COMMERCE. The Internet has emerged as a global medium, enabling millions of people to share information, communicate and conduct business electronically. International Data Corporation estimates that the number of worldwide Web users will grow from approximately 100 million in 1998 to approximately 320 million by the end of 2002. This rapid growth represents a significant opportunity for businesses to advertise and sell products online to both consumers and businesses.

     Business-to-consumer online transactions were approximately $8.0 billion in 1998 and it is anticipated that online consumer transactions will increase to approximately $60.2 billion by 2003. Forrester Research estimates that businesses bought and sold approximately $43.0 billion in goods over the Internet last year and predicts that business-to-business e-commerce will grow to approximately $327.0 billion by 2002 representing more than 90% of the total projected e-commerce market.

     THE FRAGRANCE INDUSTRY. Industry research indicates that United States sales of fragrances exceeded $6.0 billion in 1998. The United States market for fragrances and fragrance related products continues to grow moderately. We also believe that there is a large and growing international demand for these products due to increasing product availability and access to emerging markets.

     The traditional retail fragrance industry is fragmented with different competitive strategies used throughout. The industry includes upscale department stores which compete based on advertising and promotions not on price, specialty retailers which compete based on pricing, and mass-market retailers and drug stores which emphasize convenience purchasing.

     We believe that traditional fragrance retailers face a number of challenges in providing a satisfying shopping experience for consumers:

     - The number of SKUs and the amount of product inventory that a traditional retailer can carry in a store is constrained by the store's physical space, thereby limiting selection.

     - Limited shelf space and store layout constraints limit the merchandising flexibility of traditional retailers.

     - Due to the significant costs of carrying inventory in multiple store locations, traditional retailers focus their product selection on the most popular products that produce the highest inventory turns, thereby further limiting consumer selection.

     In addition, we believe that many consumers find the fragrance shopping experience, especially at large department stores, to be time-consuming, inconvenient and unpleasant due to factors such as location, product selection, and high pressure sales tactics.

     At the wholesale level, manufacturers of designer fragrances have restricted their direct sales primarily to upscale department stores and larger specialty stores. Smaller specialty retailers have traditionally obtained high demand fragrance products from secondary sources and direct distributors who principally resell products purchased directly from fragrance manufacturers and foreign sources.

     The unique characteristics of the Internet provide a number of advantages for retail and wholesale fragrance sellers. Online sellers are able to display a larger number of products than traditional store-based or catalog sellers at a lower cost. In addition, online sellers are able to frequently adjust their featured selections, editorial content and pricing, providing significant merchandising flexibility. Online sellers also benefit from the minimal cost to publish on the Web, the ability to reach a large group of customers from a central location, and the potential for low-cost customer interaction. Unlike traditional channels, online sellers do not have the burdensome costs of managing and maintaining a retail store infrastructure or the significant printing and mailing costs of catalogs. Online sellers can also easily obtain demographic and behavioral data about customers, increasing opportunities for direct marketing and personalized services. Because brand loyalty is a primary factor influencing a fragrance purchase, a customer's presence at the point-of-sale and ability to physically sense the fragrance product are not critical to the purchasing decision.

THE PERFUMANIA.COM ADVANTAGE

     We are well-positioned to capitalize on what we believe to be increasing demand and future growth prospects for the online sales of fragrances and fragrance related products. We believe that our competitive advantages are:

     - highly recognized brand name;

     - established industry relationships;

     - convenient shopping experience;

     - extensive product selection;

     - competitively priced products;

     - superior business to business services; and

     - focus on expanding the international market.

     HIGHLY RECOGNIZED BRAND NAME. Our ability to market ourselves using the Perfumania brand name gives us instant brand recognition and product credibility in the fragmented retail fragrance industry. Unlike other online retailers who are not associated with a nationally known specialty fragrance retailer, we can focus our efforts on enhancing the visibility of Perfumania as an online brand rather than on creating name recognition with consumers.

     ESTABLISHED INDUSTRY RELATIONSHIPS. Strong supply relationships are crucial to the ability of online retailers to service their customers. Our arrangement with our parent gives us access to their extensive network of suppliers. We also believe that our ability to use the highly recognized Perfumania brand name provides us with an immediate competitive advantage in attracting Internet users who are interested in making online fragrance purchases.

     CONVENIENT SHOPPING EXPERIENCE. Our online store provides customers with a user friendly Web site. It is available 24 hours per day, seven days a week and may be electronically visited from any PC with access to the Internet. We also make the shopping experience convenient by organizing our products in easy to use categories and providing our customers with personalized search capabilities.

     EXTENSIVE PRODUCT SELECTION. Online sellers have virtually unlimited shelf space and can offer consumers a wide selection of products at competitive prices. Unlike a traditional retailer, an online retailer can offer these products without the expense generally incurred by brick and mortar retailers. This is particularly valuable in the fragrance industry because consumer preference and brand loyalty create varied demand and require a seller to carry many different fragrance choices.

     COMPETITIVELY PRICED PRODUCTS. We believe that the retail fragrance industry has experienced a shift in the purchasing habits of consumers towards greater cost-consciousness. The advent of the Internet as an alternative sales venue and its operating effectiveness are likely to further accelerate this change in buying habits. Online retailers can offer a wider variety of products without the traditional expenses of brick and mortar retailers. By offering our products online at discounted prices, we are able to service the growing base of price-conscious consumers.

     SUPERIOR BUSINESS-TO-BUSINESS SERVICES. Smaller specialty retailers constitute a significant portion of the retail fragrance market. These retailers have historically experienced difficulty in obtaining popular products at competitive prices from manufacturers and distributors. We believe that perfumaniawholesale.com can fulfill the needs of this underserved market by offering a wide selection of products at discounted prices and with superior customer service.

     FOCUS ON THE EXPANDING INTERNATIONAL MARKET. We believe that the international market for fragrances and fragrance related products is large and expanding. The global reach of the Internet allows us to address this demand.

OUR STRATEGY

     Our objective is to become the leading destination for retail consumers and smaller specialty retailers seeking to purchase fragrances and fragrance related products over the Internet. Key elements of our strategy include:

     - capitalizing and expanding upon the Perfumania brand name;

     - enhancing our online shopping experience;

     - leveraging our industry relationships; and

     - addressing the growing international demand for fragrances.

     CAPITALIZING AND EXPANDING UPON THE PERFUMANIA BRAND NAME. We will continue to employ numerous advertising and promotional methods to drive traffic to our online store and strengthen the highly recognized Perfumania brand name. We will promote our online store in Perfumania, Inc.'s retail stores and advertising materials.

     We also intend to further enhance and expand the Perfumania brand name in e-commerce through our own independent advertising and promotional efforts. We believe that as more mainstream consumers come online to make fragrance purchases, they will recognize the Perfumania brand name and feel comfortable purchasing products from a seller with a proven track record and an excellent reputation in the industry.

     We will undertake efforts that will maximize repeat purchases such as offering frequent purchaser discounts. Our online store allows us to create a database of our online purchasers whom we intend to target through personalized e-mails and promotions. We will also use other Internet technologies to tailor our promotional banners to each customer's preferences and purchasing history. We have entered into and continue to seek strategic marketing alliances with leading high-traffic Web sites such as Yahoo!, DOUBLECLICK/AltaVista, Lycos, Microsoft Sidewalk, and Modern Bride.

     ENHANCING OUR ONLINE SHOPPING EXPERIENCE. We intend to continue to enhance our users' browsing and shopping experience. We have engaged USinternetworking, Inc. and Digital Pulp to design, develop and host our online store emphasizing customer friendliness and convenience features.

     We intend to tailor our online store to the preferences and buying habits of each individual user by displaying promotional banners tailored to each customer's interests and providing informational commentary on our fragrance products. Our Perfumer Recommends feature recommends certain products to customers for different seasons, moods, occasions, and activities and preferences. Our online store has a fragrance genealogy feature that directs purchasers to currently offered fragrances that are comparable to other fragrance brands. We intend to continue to invest in similar technologies.

     LEVERAGING OUR INDUSTRY RELATIONSHIPS. We use our parent's extensive industry contacts and our management's substantial experience in the fragrance industry to help us purchase merchandise based on the most favorable combination of price, quality, quantity and selection.

     ADDRESSING THE GROWING INTERNATIONAL DEMAND FOR FRAGRANCES. We intend to address the large and expanding international fragrance market by establishing an international franchise network. These franchisees will be licensed to operate local online stores in their native language and will fill international orders using local distribution facilities and local currency. We anticipate receiving royalties from each franchisee. We currently fill international orders through our U.S. online store.

SHOPPING AT OUR ONLINE STORE

     Our online store provides our retail and wholesale customers with superior features, pricing, and convenience.

     BROWSING. Our online store offers visitors several special features arranged in simple, easy-to-use formats intended to enhance product search, selection and discovery. By clicking on the permanently displayed products and product categories, our users can move directly to the Web page that contains details about the particular products. Users can quickly browse promotions, such as our perfume of the month, and other featured products. In addition, customers can browse our online store by linking to specially designed pages dedicated to products from well known national and specialty brands. Customers can also link to pages based on product category, such as women's brand name perfumes, men's brand name colognes, children's fragrances, gift set specials and bath and body products.

     LARGE PRODUCT OFFERINGS. Our online store offers customers a choice of over 1,700 designer and private label fragrances, fragrance related products and bath and body products for men and women at discounted prices. Our products are sold for between $5 and $100 and include:

                               FRAGRANCE RELATED            BATH AND BODY
FRAGRANCES                         PRODUCTS                   PRODUCTS
----------                     -----------------            -------------
Designer Fragrances        Deodorants                 Aromatherapy Products
(Giorgio Armani,           Shaving Creams             Scented Soaps
Cartier, Fendi,            Moisturizers               Scented Candles
Tommy Hilfiger and         Balms                      Body Washes
  other leading brands)    Powders                    Massage Products
Private Label Fragrances                              Body Splashes
                                                      Body Lotions

     SEARCHING. The most prominent feature of our online store is the interactive, searchable catalog of our extensive line of products. Our search capabilities allow users to search for a product by name or category. Our Perfumer Recommends feature recommends fragrances for different seasons, social occasions, moods, activities and customers' preferences. In addition, for those customers who wish to try new products, our online store offers several alternative fragrances similar to a customer's favorite brand or to high demand brands.

     SELECTING PRODUCTS AND CHECKING OUT. To purchase products, customers simply click on a button to add products to their virtual shopping cart. Customers can add and subtract products from their shopping cart as they browse around our store prior to making a final purchase decision, just as in a physical store. To execute orders, customers click on the checkout button and, depending upon whether the customer has previously shopped with us, are prompted to supply shipping details online. We also offer customers a variety of gift wrapping and shipping options during the checkout process. Prior to finalizing an order by clicking the submit order button, customers are shown their total charges along with the various options chosen, such as shipping method, at which point customers still have the ability to change their order or cancel it entirely.

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

     PAYING. To pay for orders, a customer must use a credit card, which is authorized during the checkout process, but which is charged when we ship the customer's items. Our online store uses a security technology that works with the most common Internet browsers and makes it virtually impossible for unauthorized parties to read information sent by our customers. Our system automatically confirms receipt of each order via e-mail within minutes and notifies the customer when we ship the order, which is typically within one to two business days for in-stock items.

     CUSTOMER SERVICE FEATURES. We believe that high levels of customer service and support are critical to retain and expand our customer base. We monitor orders from the time they are placed through delivery by providing numerous points of electronic, telephonic and personal communication to customers. We confirm all orders and shipments by e-mail. Our customer service representatives are readily available during regular business hours by telephone.

     USAGE. Our average daily page views, which represent the number of times per day our server delivers a page to a user, has grown consistently increasing from 5,013 hits per day during February 1999 to 14,080 hits per day during May 1999. User sessions per day have grown from 769 shortly after launch of our online store to 2,007 as of May 31, 1999. On average, users spend approximately nine minutes per visit at our online store.

MARKETING AND ADVERTISING

     ONLINE MARKETING AND ADVERTISING

     We have entered into a variety of relationships with several Internet sites to build traffic and attract customers.

     YAHOO! We have entered into an agreement with Yahoo! to promote and advertise our online store. We have delivered to Yahoo! content about our online store that Yahoo! has agreed to insert onto its banners and on its search results page. In addition, Yahoo! will include a link to our online store as a clue for their Treasure Hunt game. Yahoo! will also give perfumania.com coupons to members of the Yahoo! Birthday Club. Under the agreement we will receive 7.2 million page views.

     LYCOS. Our advertising agreement with Lycos obligates Lycos to place perfumania.com banners on its online store. We have also purchased key search words, which when entered by a user, display our online store as a search result. Under this agreement Lycos will provide over 9.3 million page views of our banner advertisement.

     DOUBLE CLICK/ALTAVISTA. Our agreement obligates Double Click to advertise our online store on AltaVista and Modern Bride through banners and keyword searches. We are receiving up to 50 million page views under this agreement.

     MICROSOFT SIDEWALK. We have entered into an agreement with Microsoft Sidewalk to advertise our banners and tiles on their online shopping guide. We pay a flat fee per city for continual inclusion on this site. We may remove cities at our option.

     We intend to expand our use of these kinds of alliances in the future. We will strive to ensure that future alliances are cost-effective in terms of the potential customers to be acquired, potential revenue to be generated, level of exclusivity and brand exposure.

We send e-mails to our customers advising them of our promotions and other pricing specials for their favorite fragrances. We intend to continue to advertise in whichever forms of media prove most effective.

     TRADITIONAL MARKETING AND ADVERTISING

     In February 1999, we began a comprehensive national advertising campaign to increase awareness of our online store. Our online store is advertised in a number of national print media sources, including USA Today, The Wall Street Journal, The New York Times as well as other local media.

     Our advertising initiatives also include collaborative advertising efforts with Perfumania, Inc. Our Web site is advertised in all of Perfumania, Inc.'s stores and advertising materials. We are participating in the exclusive online launch of WCW cologne in a joint marketing effort with Perfumania, Inc. and World Championship Wrestling.

FULFILLMENT AND INVENTORY MANAGEMENT

     We offer over 1,700 fragrances and fragrance related products which we believe is a wider selection of products than offered by most traditional fragrance sellers. We obtain most of our inventory from Perfumania, Inc. because they have offered the most favorable pricing and services to date. Our relationship with our parent gives us access to their extensive network of suppliers and we may obtain inventory directly from these and other suppliers depending on which offers us the most favorable selection, pricing quality and quantity terms.

     Our inventory is stocked in our Miami, Florida facility. Products are generally shipped within 24 hours unless they are out-of-stock in which case they are generally shipped within 48 to 96 hours. Customers have numerous shipping options including overnight or international shipping. Orders not filled through our online network are processed by a telephone order group.

TECHNOLOGY

     We believe that we use an advanced e-commerce platform. We believe that our platform will allow us to grow rapidly while providing reliable, secure, and cost-effective e-commerce solutions. Our online store is hosted by USinternetworking in Annapolis, Maryland.

     Our Web sites are Microsoft NT Server 4 based, running Internet Information Server, Site Server Commerce Edition, and SQL Server. Site Server Commerce Edition and Internet Information Server together offer a comprehensive Web server platform, optimized for Windows NT Server and conducting business online.

     We have taken steps to prevent the failure of our mission-critical business applications. Routers, switches, firewalls, and servers associated with our Web sites are all deployed with backup or stand-by components so that we have at least six different paths to the Internet. Our Web site uses USinternetworking's total security architecture. This architecture is specially designed and built to deliver Web-enabled enterprise applications and ensures that customer information is protected and that transactions are conducted securely over the Internet. USinternetworking has taken significant measures to provide customers with secure application hosting services. The security architecture is a layered approach that addresses security at every layer from the application down to the physical wire and ensures the primary aspects of security -- confidentiality, integrity, and availability -- are addressed and that customer information is secure.

     Our technology allows us to avoid Internet congestion as we have secured direct access to each of the six major Internet backbones in the U.S. This enables our customers to achieve LAN-like speeds for over 80% of all Internet connections, which makes roundtrip performance up to four times faster than can be achieved using traditional Internet service provider network architectures.

     The Web site's workload will be distributed over a web server and a database server, both high-end Compaq machines. With this solution, perfumania.com can rapidly achieve its goal of implementing a fully scalable and a robust e-commerce Web site without investing in hardware, software, servers, or infrastructure. If, in the future, it becomes necessary to increase the capacity of the Web site, USinternetworking can easily do this for perfumania.com by adding new hardware. With a file replication system in place, identical Web sites can easily be hosted on multiple Web servers. With the addition of a Cisco Local Director switch, the workload can be dynamically balanced across the different Web servers. The high-performance switch is equipped with a failure mechanism that eliminates all points of failure for the Web server platform.

     Credit cards will be authorized and processed securely using Cybercash, which handles the authorization in real time, while the shopper is online. If the authorization is successful, the user is presented with an order confirmation message and number, and the order information is written to a database at USinternetworking.

     All order information written to the USinternetworking Internet site database is automatically written to the database at perfumania.com. This synchronization is conducted securely through a virtual private network using Checkpoint Firewall-1 at both USinternetworking and perfumania.com. If the connection between the two databases were to go down, the replication would resume upon reconnection and resynchronize the database. This provides a high level of fault tolerance. On an hourly basis we move the new order data to our back office system.

     Using our software package's accounting, merchandising, and warehousing modules, fulfilling orders and running other aspects of the business will be a very efficient process. RF scanning technology is used when receiving goods from vendors, fulfilling orders, and conducting inventory counts, making these processes more accurate and efficient. Our system will print packing slips, shipping labels, and direct the fulfillment team to conduct efficient product picking and packing using the RF scanners' LED readout. Once the order is fulfilled and shipped, the customer will be e-mailed and the Web sites' database will be updated with the new shipping status. Our software package is capable of scaling very high, often running businesses much larger than perfumania.com.

COMPETITION

     Our competition includes:

     - traditional department stores;

     - nationally known discount fragrance retailers;

     - competition from other retailers who seek to purchase high demand or limited supply products;

     - Web sites maintained by online retailers of fragrances and fragrance related products including fragrancecounter.com and fragrancenet.com;

     - catalog retailers of fragrances and fragrance related products; and

     - Internet portals and online service providers that feature shopping services.

     We believe that our ability to compete depends upon many factors, including:

     - the market acceptance of our online store and services;

     - the success of sales and marketing efforts;

     - the performance and reliability of our services;

     - the price of our products; and

     - the effectiveness of our customer service and support efforts.

     Our competitors may be larger than us and may have substantially greater financial, distribution and marketing resources. In addition, our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional retailers also enable customers to see, feel, and smell products in a manner that is not possible over the Internet. Some online competitors including fragrancenet.com and fragrancecounter.com may be able to use the Internet as a marketing medium to reach significant numbers of potential customers more effectively that we can.

     Our wholesale competitors will likely have more established distribution channels than us and may have entered into exclusive supply arrangements with retailers who constitute part of our potential wholesale market. These factors may preclude us from competing effectively in the wholesale fragrance distribution market.

EMPLOYEES

     As of the date of this prospectus, perfumania.com employed five full-time employees and two part-time employee. We also employ independent contractors to perform duties in various departments, including software development. The loss of services of one or more of our key employees could damage our business. Our employees are not represented by unions, and we consider our relationship with our employees to be excellent. We believe that success is dependent on our ability to attract and retain qualified personnel in numerous areas, including software development.

FACILITIES

     Our administrative and warehouse facilities are located in Miami, Florida and total approximately 20,000 square feet. We believe that these facilities will be sufficient to accommodate our anticipated growth over the next 12 months. Our space is shared with Perfumania, Inc. pursuant to an intercompany services agreement. See "Certain Transactions."

LEGAL PROCEEDINGS

     perfumania.com is not presently involved in any legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our board of directors and executive officers consist of the following persons:

NAME                                  AGE                 POSITION
----                                  ---                 --------
Ilia Lekach.........................  50    Chairman of the Board of
                                            Directors and Chief Executive
                                            Officer
Rachmil Lekach......................  52    President and Director
Albert Friedman.....................  26    Chief Operating Officer, Interim
                                            Chief Financial Officer and
                                            Director
Richard Veliz.......................  30    Chief Technology Officer
Daniel Sawicki......................  48    Director Nominee
Carole Taylor.......................  52    Director Nominee

     ILIA LEKACH has served as chairman of the board and chief executive officer of perfumania.com since inception in January 1999. Mr. Lekach is a co-founder of Perfumania, Inc. and was Perfumania, Inc.'s chairman of the board and chief executive officer from its incorporation in 1988 until his resignation in April 1994. In October 1998 Mr. Lekach was reappointed Perfumania, Inc.'s chairman of the board and chief executive officer. Mr. Lekach served as Chairman of the Board of L. Luria & Son, Inc., a South Florida-based catalog retailer from January 1997 through August 1997. Mr. Lekach has also served as chairman of the board and chief executive officer of Parlux Fragrances, Inc., a publicly traded manufacturer of fragrance and related products since 1990. Mr. Lekach is expected to devote only a portion of his working time to the business of perfumania.com.

     RACHMIL LEKACH has served as president and a director of perfumania.com since inception in January 1999 Mr. Lekach is a co-founder of Perfumania, Inc. and was Perfumania, Inc.'s chief operating officer from 1990 to 1994. Mr. Lekach joined perfumania.com from Ocean Reef Capital Management, an investment banking boutique, where he served as chief executive officer from 1996 to 1999. From August 1996 to February 1997, Mr. Lekach served as chairman of the board and from August 1996 to August 1997 as chief executive officer and a director of L. Luria & Son, Inc. From 1993 until 1996, Mr. Lekach served as the president and a director of Parlux Fragrances, Inc.

     ALBERT FRIEDMAN has served as perfumania.com's chief operating officer, interim chief financial officer and a director since inception in January 1999. From April 1998 to January 1999, Mr. Friedman was president of Corporate Communications Solutions, Inc., an investment banking boutique specializing in financial public relations. From January 1997 to April 1998, Mr. Friedman served as executive vice president, chief financial officer and a director of L. Luria & Son, Inc. From July 1996 to December 1996, Mr. Friedman served as an analyst for ORM, Inc., an investment banking boutique. From 1994 to 1996, Mr. Friedman was a vice president of Art and Precision, Inc., a manufacturer and distributor of fine jewelry.

     RICHARD VELIZ has served as perfumania.com's chief technology officer since April 1999. Mr. Veliz worked in Internet design and development for Strategic Business Systems from July 1997 until April 1999. He performed the same function for AIC, a computer consulting business, from August 1998 until April 1999 and for Sterling Solutions Group, an IT solutions business from February 1997 until April 1998. Mr. Veliz worked in software design for Blockbuster Entertainment Group from May 1996 until January 1997 and for The College Experience from December 1992 until May 1996.

     DANIEL SAWICKI will become director of perfumania.com upon completion of the offering. Mr. Sawicki served as the president of Hero Communications, Incorporated, a satellite television company from 1986 until 1996. From 1992 until 1998, Mr. Sawicki served as Vice President of Hero Productions, Inc., a teleport company. Mr. Sawicki also founded HTV, Inc., a cable television network, in 1995 and served as an executive officer of the company until its sale in 1999.

     CAROLE TAYLOR will become a director of perfumania.com upon completion of the offering. Ms. Taylor has served as a director of Perfumania, Inc. since June 1993. From 1987 to 1998, Ms. Taylor was the owner and president of the Bayside Company Store, a retail souvenir and logo store at Bayside Marketplace in Miami, Florida. She was also a partner of Jardin Bresilien restaurant located at Bayside Marketplace. Currently, Ms. Taylor is the owner of Miami To Go, Inc., a retail and wholesale logo and souvenir merchandising and silkscreening company. She is also a partner in Miami Airport Duty Free Joint Venture with Greyhound Leisure Services which owns and operates the 19 duty free stores at Miami International Airport. Ms. Taylor is a Director of the Greater Miami Convention & Visitors Bureau, the Academy of Travel and Tourism, the Omni Advisory Board, the Performing Arts Trust Foundation and the Greater Miami Chamber of Commerce Board of Trustees.

     Ilia Lekach and Rachmil Lekach are brothers. There are no other family relationships among our directors and executive officers.

     In August 1996 ORM, Inc. and its affiliates, of which Ilia Lekach and Rachmil Lekach are principals, purchased a controlling interest in L. Luria & Son, Inc., a catalog showroom with serious financial problems. Shortly thereafter they and Albert Friedman joined L. Luria & Son, Inc. in management positions and attempted to work out its problems with the creditors. Those efforts failed and on August 13, 1997, L. Luria & Son, Inc. filed for relief under Chapter 11 of the Bankruptcy Code and has since been liquidated.

     Upon completion of this offering, we will establish audit and compensation committees of our board of directors, which will each have a majority of non-employee directors.

     We are currently conducting a search for a chief financial officer.

     Perfumania.com's amended and restated articles of incorporation divides the board of directors into three approximately equal classes with staggered terms. Directors are elected for three-year terms and, in each case, until their successors are duly elected and qualified or until their earlier death, resignation or removal. The members of each class will be appointed upon completion of the public offering.

     Our executive officers are elected annually by the board of directors and serve at the discretion of the board of directors.

COMPENSATION OF DIRECTORS

     Our non-employee directors will receive compensation for their services as a director in the amount of $5,000 per year. We will reimburse them for any expenses related to attendance of such meeting. Non-employee directors will also be eligible to receive grants of stock options under our 1999 Incentive Stock Option Plan. See "-- 1999 Incentive Stock Option Plan" with respect to stock options granted to our non-employee director nominees.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our amended and restated articles of incorporation contains provisions to indemnify directors and officers to the extent permitted by Florida law. Under current law indemnification or advancement of expenses may not be made to or on behalf of any director, officer, employee, or agent of perfumania.com if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

     - a violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

     - a transaction from which the director, officer, employee, or agent derived an improper personal benefit;

     - in the case of a director, liability for unlawful distributions; or

     - willful misconduct or a conscious disregard for our best interests in a proceeding by or in the right of the corporation to procure a judgment in its favor or in the proceeding by or in the right of a shareholder.

     Our bylaws provide that perfumania.com will indemnify its directors, officers and employees against judgments, fines, amounts paid in settlement and reasonable expenses.

EXECUTIVE COMPENSATION

     We were incorporated in January 1999 and have paid compensation to Ilia Lekach, Rachmil Lekach, and Albert Friedman in the amounts of $50,000, $127,000, and $32,000, respectively. See "-- 1999 Incentive Stock Option Plan" with respect to stock options granted to the Messrs. Lekach, Lekach and Friedman.

EMPLOYMENT AGREEMENTS

     RACHMIL LEKACH. Effective May 1, 1999, we entered into an employment agreement with Rachmil Lekach under which Mr. Lekach serves as our president for an initial period of five years ending in April 2004. The agreement will automatically renew for additional one year terms unless terminated by Mr. Lekach or us on not less than 60 days' notice given prior to the expiration of the initial term or any renewal term. The employment agreement provides for a base salary of $200,000 and other benefits including certain health benefits. Pursuant to the employment agreement, Mr. Lekach has been granted options under the 1999 Incentive Stock Option Plan to purchase 225,000 shares of common stock at an exercise price equal to the initial public offering price. These stock options vest as of the date of grant and will expire ten years from the date of grant.

     If Mr. Lekach's employment is terminated by us without cause, in addition to his base salary and any accrued but unpaid bonus to the date of such termination, Mr. Lekach will be entitled to receive a lump sum equal to the base salary that he would have otherwise received through the end of the initial or renewal term.

     In the event that Mr. Lekach's employment is terminated by us within six months of a change of control of perfumania.com as defined in the agreement, he will be entitled to receive a lump sum payment equal to three times his base salary. In addition, all unvested stock options will immediately vest.

     Mr. Lekach is also entitled to terminate his employment and receive the payments described above if, within six months, following a change in control, Mr. Lekach's title or duties are diminished in any material respect or Mr. Lekach is required to relocate out of the South Florida area.

     Under the non-competition clause contained in the employment agreement, Mr. Lekach is prevented from engaging in any business competing with our business during:

     - his active employment with us;

     - all times while he is receiving the base salary from us; and

     - the period of 12 months following the expiration of the initial term or any renewal term of the employment agreement.

     ILIA LEKACH. Effective May 1, 1999, we entered into an employment agreement with Ilia Lekach under which Mr. Lekach is to serve as our chief executive officer for an initial period of five years ending in April 2004. This agreement will automatically renew for additional one year terms unless terminated by Mr. Lekach or us on not less that 60 days' notice given prior to the expiration of the initial or any renewal term. The employment agreement does not provide for a salary but does grant to Mr. Lekach options under the 1999 Stock Incentive Plan to purchase 200,000 shares of our common stock at an exercise price equal to the initial public offering price. 100,000 of these options vest on the date of grant and the other 100,000 options will vest over a three year period from the date of grant. In the event of a change in control, as defined in the 1999 incentive stock option plan, all unvested stock options will immediately vest. The options expire ten years from the date of grant.

     Ilia Lekach's employment agreement has a non-competition provision similar to that in Rachmil Lekach's employment agreement.

     RICHARD VELIZ. We entered into an employment agreement with Richard Veliz which is effective July 1999 pursuant to which Mr. Veliz is to serve as our chief technology officer for a term of three years expiring in July 2002. The employment agreement provides for a base salary of $140,000 with an annual increase of at least 5%, and other benefits including health benefits. Mr. Veliz has been granted options under our 1999 Incentive Stock Option Plan to purchase 26,000 shares of common stock vesting over a three year period with an exercise price equal to the initial public offering price. In the event of a change of control as defined in the employment agreement, Mr. Veliz's salary and stock options will be doubled and will immediately vest.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to this offering, we have not had a compensation committee. All decisions concerning compensation of executive officers were made by the board of directors as a whole.

1999 INCENTIVE STOCK OPTION PLAN

     GENERAL. perfumania.com's 1999 Incentive Stock Option Plan provides that options to acquire shares of common stock may be granted to key officers, employees, consultants, advisors and directors or others designated by the board of directors. The plan assists in attracting and retaining individuals who will contribute to our success and achieve appreciation in your investment. Awards under the plan may take the form of stock options, including corresponding share appreciation rights or SARs.

     SHARE AUTHORIZATION. Up to 1,000,000 shares of our common stock may be awarded under the plan. Unexercised portions of options, forfeited options and common stock subject to any awards that are otherwise surrendered by a participant without receiving any payment or other benefit with respect thereto may again be subject to new awards under the plan. If the purchase price of an option is paid through the delivery of common stock designated for options, the number of shares issuable in connection with the exercise of the option shall not again be available for the grant of awards under the plan. Shares subject to options with respect to which SARs are exercised, are not again available for the grant of awards under the plan.

     The shares to be issued or delivered under the plan are authorized and unissued shares, or issued shares that may be acquired in the open market or from private sources by perfumania.com, or both.

     PLAN ADMINISTRATION. The plan is administered by the compensation committee. Our board of directors may remove members from, add members to, or fill vacancies in the compensation committee. The committee may establish such rules and regulations as it may deem appropriate for the conduct of meetings and proper administration of the plan. Subject to the provisions of the plan, the committee may grant awards under the plan, interpret the provisions of the plan and administer the plan or any award thereunder as it may deem necessary or advisable.

     OPTIONS. Incentive stock options meeting requirements of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options that do not meet such requirements are both available for grant under the plan. The term of each option will be determined by the committee. No option will be exercisable prior to six months from the date of grant or more than ten years after the date of grant (except in the case of options that are nonqualified stock options, where the committee can specify a longer period). Options may also be subject to restrictions on exercise, such as exercise in periodic installments, as determined by the committee.

     In general, the exercise price for incentive stock options must be at least equal to 100% of the fair market value of the shares on the date of the grant and the exercise price for nonqualified stock options will be determined by the compensation committee at the time of the grant and will be at least equal to 50% of the fair market value of the shares on the date of the grant. The exercise price can be paid in cash, by tendering shares owned by the participant, or by withholding some of the shares of common stock which are being purchased. Options are not transferable except by will or the laws of descent and distribution and may generally be exercised only by the participant (or his guardian or legal representative) during his or her lifetime, provided, however, the nonqualified stock options may, under certain circumstances, be transferable to family members and trusts for the benefit of the participant or his family members.

     SHARE APPRECIATION RIGHTS. The plan provides that SARs may be granted in connection with the grant of options. Each SAR must be associated with a specific option and must be granted at the time of grant of such option. A SAR is exercisable only to the extent the related option is exercisable.

     ANTIDILUTION PROVISIONS. The number of shares authorized to be issued under the plan and subject to outstanding awards (and the grant or exercise price thereof) may be adjusted to prevent dilution or enlargement of rights under certain circumstances.

     CHANGE IN CONTROL. Upon the occurrence of a change in control of perfumania.com, all options and related SARs may become immediately exercisable, the restricted shares may fully vest and stock purchase loans may be forgiven in full.

     TERMINATION AND AMENDMENT. The plan will automatically terminate in 2009. No awards may be made after that date. Awards outstanding on the termination date will remain valid in accordance with their terms. The terms of awards under the plan may be amended by the compensation committee.

     OUTSTANDING OPTIONS. As of the date of this prospectus, we have granted options to purchase a total of 587,000 shares of common stock under the plan, including options to purchase 200,000, 225,000, 100,000 and 26,000 shares granted to Ilia Lekach, Rachmil Lekach, Albert Friedman and Richard Veliz, respectively and options to purchase 5,000 shares of common stock granted to each of our non-employee director nominees. The exercise price of these options is equal to the initial public offering price. All the options granted to Rachmil Lekach, Albert Friedman and our non-employee director nominees and 100,000 of the options granted to Ilia Lekach vest immediately; all other options vest over a three year period. All options expire ten years from the date of grant.

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

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the common stock as of the date of this prospectus by each person known by perfumania.com to own beneficially more than 5% of the outstanding shares of common stock, each of perfumania.com's directors, and all directors, director nominees and executive officers as a group.

                                        AMOUNT AND          PERCENT OF CLASS OUTSTANDING
NAME OF BENEFICIAL OWNER OR             NATURE OF         ---------------------------------
IDENTITY OF GROUP(1)(2)            BENEFICIAL OWNERSHIP   BEFORE OFFERING    AFTER OFFERING
---------------------------        --------------------   ----------------   --------------
Perfumania, Inc..................       5,000,000              100.0%            66.7%
Ilia Lekach......................       5,100,000(3)           100.0%            67.1%
Rachmil Lekach...................         225,000(4)             4.3%             2.9%
Albert Friedman..................         100,000(4)             2.0              1.3
Daniel Sawicki...................           5,000(4)               *                *
Carole Taylor....................           5,000(5)               *                *
All directors, director nominees
  and executive officers as a
  group (six persons)............       5,335,000(5)           100.0%            67.7%

-------------------------

 * represents less than 1% of the outstanding shares of common stock after the offering.

(1) the address of each person named in the table is c/o perfumania.com, 11701 NW 101st Road, Miami, Florida 33178.

(2) Except as other indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock listed,which includes shares that these people have a right to acquire a beneficial ownership interest within 60 days of the date of the prospectus.

(3) Represents 5,000,000 shares owned by Perfumania, Inc. and 100,000 shares issuable upon the exercise of stock options.

(4) Represents shares of common stock issuable upon the exercise of stock options.

(5) Includes 5,000,000 shares owned by Perfumania, Inc. and 335,000 shares of common stock issuable upon the exercise of stock options.

                              CERTAIN TRANSACTIONS

GENERAL

     Since January 7, 1999 (date of inception), Perfumania, Inc. has advanced to us approximately $1.6 million which has been utilized primarily to finance our start-up costs. Such advance bears interest at a rate of 12.5% per annum and is payable upon demand. We will use a portion of the net proceeds of this offering to repay this amount to Perfumania, Inc.

     Since inception, we have purchased approximately 98% of our inventory from Perfumania, Inc. at a price equal to our parent's cost plus five percent. For the period from January 7, 1999 through January 30, 1999 and for the three-months ended May 1, 1999, such purchases totaled approximately $220,000 and $284,000. We will continue to obtain merchandise from Perfumania, Inc. pursuant to the intercompany services agreement described below. We may, however, secure products from other distributors and suppliers, including Parlux Fragrances, Inc. Ilia Lekach, our chairman of the board and chief executive officer occupies the same offices at Parlux Fragrances, Inc.

     Since inception, Perfumania, Inc. has provided us with corporate, fulfillment, inventory supply, advertising, and space-sharing and other administrative services. Perfumania, Inc. charged us approximately $30,000 and $93,000 for such services during the period from January 7, 1999 to January 30, 1999 and the three-months ended May 1, 1999. We will continue to receive these services from Perfumania, Inc. pursuant to the intercompany services agreement.

     Ilia Lekach provided consulting services to us amounting to $50,000 during the period from January 7, 1999 to January 30, 1999. In addition, a party related to Mr. Lekach provided consulting services to us amounting to $65,000 since our inception to January 30, 1999. We do not expect to receive any further consulting services from these persons.

TECHNOLOGY TRANSFER AND LICENSING AGREEMENT

     Effective May 1, 1999, perfumania.com entered into a technology transfer and license agreement, pursuant to which we have has been granted an exclusive royalty-free license to use the Perfumania name and trademarks in our operations. The license is not revocable unless we default under the agreement or there is a change in control of perfumania.com. The agreement also gives us the right to use Perfumania, Inc.'s inventory sourcing and special order software, customer lists and demographic information. The license agreement renews annually unless terminated by either party on at least 90 days written notice prior to the commencement of the renewal year. Perfumania, Inc. may terminate the technology transfer and transfer and license agreement of any person other than Perfumania or its affiliates or strategic partners acquires 75% or more of the voting power of perfumania.com and under certain other limited circumstances.

INTERCOMPANY SERVICES AGREEMENT

     Effective May 1, 1999, perfumania.com entered into an intercompany services agreement with Perfumania, Inc. pursuant to which Perfumania, Inc. will provide services to us, including corporate, fulfillment, inventory supply, advertising, space-sharing, and other administrative services. Perfumania, Inc.'s obligations to deliver those services will terminate if and when the technology transfer and license agreement is terminated.

     CORPORATE SERVICES. Perfumania, Inc. will provide all of the services it currently provides to perfumania.com, such as merchandising, inventory management, creative, marketing, technical, human resources, finance, accounting, administrative, and other services, as well as those services perfumania.com requires by virtue of its status as an independent public company. Perfumania, Inc. will provide these services to us at a monthly fee of $10,000 until such time as our monthly gross sales exceed $50,000, at which time the fee will be increased to $10,000 plus two percent of monthly gross sales.

     FULFILLMENT SERVICES. Perfumania, Inc. will provide us with warehousing and fulfillment services, including receiving, quality control, storage, processing and shipping orders and processing of customer returns. For these services, we will pay Perfumania, Inc. an amount equal to three percent of the cost of goods sold by us which have been handled by Perfumania, Inc. under the intercompany services agreement.

     INVENTORY SUPPLY. Perfumania, Inc. will supply inventory to us. We will pay Perfumania, Inc. an amount equal to 105% of Perfumania, Inc.'s cost for the inventory. We must pay Perfumania, Inc. within 30 days of invoice.

     ADVERTISING. Perfumania, Inc. has agreed to include references to our business and Web sites in their print and electronic media advertising materials or in-store displays. We presently intend to participate in all advertising campaigns of Perfumania, Inc. and will share the advertising costs. We will pay Perfumania, Inc. either 20% or 50% of the advertising costs, based on the amount of space we receive in the advertisement.

     SPACE-SHARING. Perfumania, Inc. will permit us to use a portion of its office and warehouse space that we mutually agree upon. Our cost for this space will be an amount equal to our proportionate share of Perfumania, Inc.'s cost of the space, initially 15% plus a proportionate share of common area maintenance changes, taxes and utilities for the space.

APPROVAL OF AFFILIATED TRANSACTIONS.

     We believe that each of the foregoing transactions were on terms no less favorable than those which could have been obtained from unaffiliated third parties. Following completion of this offering, all transactions between us and our directors, executive officers and principal shareholders will be on terms no less favorable than could be obtained from unaffiliated third parties and have been and will be approved by a majority of our independent outside directors, when elected.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following is a description of perfumania.com's capital stock and certain provisions of our amended and restated articles of incorporation and the bylaws. The following discussion summarizes those documents. We recommend that you refer to the full text of the documents for a complete description of those documents.

     Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK

     All of our 1,000 issued and outstanding shares of common stock are held by one shareholder, Perfumania, Inc. We plan to effect a 5,000-for-1 stock split prior to the offering. There will be 7,500,000 shares of common stock outstanding upon the closing of the offering, 5,000,000 of which will be held by Perfumania, Inc.

     VOTING RIGHTS. The holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders. Holders are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Amendments to our articles of incorporation must be approved by a majority of the outstanding shares of common stock voting together as a single class. Amendments to the anti-takeover provisions of our amended and restated articles of incorporation must be approved by the holders of two-thirds of the shares of common stock. Perfumania, Inc. as a holder of approximately two-thirds of our common stock can, on its own, cause us to amend our articles and bylaws.

     DIVIDENDS. Holders of common stock will share ratably in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. No dividends have been paid and we do not anticipate paying dividends for the foreseeable future.

     OTHER RIGHTS. If we merge or consolidate with or into another company and shares of common stock are converted into or exchanged for shares of stock, other securities or property including cash in that transaction all holders of common stock, will be entitled to receive the same kind and amount of shares of stock and other securities and property including cash.

     Upon liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock are entitled to share ratably in all assets available for distribution to holders of shares of common stock.

     No common stock is subject to redemption or has preemptive rights to purchase additional shares of common stock. Upon consummation of the offering, all the outstanding shares of common stock will be legally issued, fully paid and nonassessable.

PREFERRED STOCK

     The board of directors is authorized, without further shareholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock and to fix or alter the designations, fix the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. No shares of preferred stock are outstanding and we do not presently anticipate offering preferred stock for the foreseeable future.

AUTHORIZED BUT UNISSUED SHARES

     The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of perfumania.com by means of a proxy contest, tender offer, merger or otherwise.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

     GENERAL. Certain provisions of our articles of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

     CLASSIFIED BOARD OF DIRECTORS. Our board of directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These and other provisions may deter a shareholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

     SPECIAL MEETING OF SHAREHOLDERS. Special meetings of our shareholders may be called only by the chairman of the board of directors, a majority of the board of directors, or the holders of not less than 50% of all votes entitled to be cast on any issue proposed to be considered at such meeting. This provision could make it more difficult for shareholders to take actions opposed by the board of directors.

     ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. Our bylaws state that shareholders must provide timely notice of their intention to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders.

     To be timely, notice must be delivered to, or mailed and received by us, not less than 120 days nor more than 180 days prior to the first anniversary of the date of our notice of annual meeting for the previous year's annual meeting. If we held no annual meeting in the previous year or the date of the annual meeting of shareholders is more than 30 calendar days earlier than, or 60 calendar days after, such anniversary, a timely notice must be received not more than 60 days prior to the annual meeting of shareholders or the close of business on the 10th day following the date of the meeting. The form and content of a shareholder's notice must comply with the bylaws. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

ANTI-TAKEOVER EFFECTS OF FLORIDA LAW

     We are subject to several anti-takeover provisions that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. We have not elected to opt out of those provisions. Florida law prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a control share acquisition unless the holders of a majority of the corporation's voting shares, exclusive of shares held by officers of the corporation, inside directors or the acquiring party approve the granting of voting rights as to the shares acquired in the control share acquisition.

     A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors. Florida law contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless:

     - the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;

     - the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; or

     - the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder.

     An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares. This may include takeover attempts that might result in a premium over the market price for the shares held by shareholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     When the offering is completed, we will have a total of 7,500,000 shares of common stock outstanding, of which the 2,500,000 shares sold in this offering will be freely tradable. The remaining 5,000,000 shares of our common stock outstanding after the offering, which are held by Perfumania, Inc. are restricted shares. These restricted shares may be resold only through registration under the Securities Act of 1933 or under an available exemption from registration, such as provided through Rule 144. All of these shares will be eligible for result beginning in January 2000, subject to the volume limitation and other requirements of Rule 144 and the lock-up agreement described in the next paragraph.

     Perfumania, Inc. and our directors and executive officers, have agreed that they will not without the prior written consent of Cruttenden Roth Incorporated, directly or indirectly offer, sell or otherwise dispose of any shares of our common stock or any other equity security of perfumania.com, or any securities convertible into or exercisable or exchangeable for our common stock or enter into any agreement to do any of the foregoing, for a period of 270 days from the date of this prospectus.

     In addition, options to purchase 587,000 shares of Common Stock have been granted under our 1999 Incentive Stock Option Plan to our directors, executive officers and other employees. It is anticipated that a registration statement on Form S-8 covering the common stock that may be issued pursuant to the options granted under the 1999 Incentive Stock Option Plan will be filed after this offering. The shares of common stock issued pursuant to the Form S-8 Registration Statement generally may be resold in the public market without restriction or limitation, except in the case of affiliates of perfumania.com who generally may only resell such shares in accordance with the provisions of Rule 144, other than the holding period requirement and subject to the lock-up agreement.

     The sale of a substantial number of shares of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the common stock. In addition, any such sale or perception could make it more difficult for perfumania.com to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate.

                                  UNDERWRITING

     Subject to the terms and conditions of our underwriting agreement, the underwriters named below, for whom Cruttenden Roth Incorporated and Pennsylvania Merchant Group are acting as representative, have severally agreed to purchase from us and we have agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite each underwriter's name below:

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
Cruttenden Roth Incorporated................................
Pennsylvania Merchant Group.................................

                                                                 ---------
     Total..................................................     2,500,000
                                                                 =========

     Our underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business, the receipt of certificates, opinions and letters from our counsel and independent public accountants. The nature of the underwriters' obligation is such that they are committed to purchase and pay for all the shares of common stock if any are purchased.

     We have been advised by the representatives that the underwriters propose to offer the shares of common stock directly to the public on the terms set forth on the cover page of this prospectus. The underwriters may allow selected
dealers a concession of not more than $          per share, and the underwriters
may allow, and such selected dealers may re-allow, a concession of not more than
$          per share, to other dealers. After the initial public offering of our common stock, the public offering price and other selling terms may be changed by the representative. No change in these terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

     We have granted an option to the underwriters, exercisable for a period of 45 days after the date of this prospectus, to purchase up to an additional 375,000 shares of common stock at the same price per share as the initial shares to be purchased by the underwriters to cover over allotments, if any. To the extent that the underwriters exercise this option, each of the underwriters will be committed, subject to certain conditions, to purchase such additional shares of common stock in approximately the same proportion as set forth in the above table. The representatives of the underwriters have advised us that they do not expect any sales of the shares of common stock offered hereby to be made to discretionary accounts controlled by the underwriters.

     We have agreed to pay the representatives a non-accountable expense allowance equal to 1% of the aggregate price of the shares of common stock offered hereby including with respect to shares of common stock underlying the over allotment option, if and to the extent it is exercised as set forth on the front cover of this prospectus.

     The representatives' expenses in excess of the non-accountable expense allowance, including its legal expenses, will be borne by the representatives. We have agreed to issue to the representatives at the closing of the offering warrants to purchase up to 250,000 shares of common stock at an exercise price per share equal to 120% of the initial per share public offering price. The representative's warrants are exercisable for a period of four years beginning one year from the date of this prospectus.

     The holders of the representatives' warrants will have no voting, dividend or other shareholder rights until the representatives' warrants are exercised. The terms of the representative's warrants were established as the result of negotiations between the representatives and us. If the representatives' warrants are exercised, the representative may realize additional compensation. By their terms, the representatives' warrants will be restricted from sale, transfer, assignment or hypothecation, except to persons that are officers of the representative.

     The number of shares covered by the representatives' warrants and the exercise price are subject to adjustment to prevent dilution. In addition, we have granted certain rights to the holders of the representatives' warrants to register the representatives' warrants and the common stock underlying the representatives' warrants under the Securities Act of 1933. Total compensation to the representatives and the underwriters is as follows:

Commissions..............................  $     per share of common stock sold
Nonaccountable expense allowance.........        per share of common stock sold

Warrants.................................  250,000 shares of common stock at
                                           120% of the initial public offering
                                           price.

     Perfumania, Inc. and our directors and executive officers have agreed that they will not without the prior written consent of Cruttenden Roth Incorporated, directly or indirectly offer, sell or otherwise dispose any of our shares of common stock or any other equity security of perfumania.com, or any securities convertible into or exercisable or exchangeable for our common stock or enter into any agreement to do any of the foregoing for a period of 270 days from the date of this prospectus. Cruttenden Roth Incorporated has no present intention to release the locked-up shares prior to expiration of the 270-day period although Cruttenden Roth Incorporated may release the locked-up shares prior to expiration of such period. The granting of any release would be conditioned, in the judgment of Cruttenden Roth Incorporated, on such sale not materially adversely impacting the prevailing trading market for the common stock on the American Stock Exchange. Specifically, factors such as average trading volume, recent price trends, and the need for additional public float in the market for the common stock would be considered in evaluating such a request.

     Prior to the offering, there has been no established trading market for the common stock. Consequently, the initial public offering price for the common stock offered hereby has been determined by negotiations between the representatives and us. Among the factors considered in such negotiations were the preliminary demand for the common stock, the prevailing market and economic conditions, our results of operations, estimates of our business potential and prospects, the present state of our business operations, an assessment of our management, the consideration of these factors in relation to the market valuation of comparable companies in related businesses, the current conditions of the markets in which we operate, and other factors deemed relevant. There can be no assurance that an active trading market will develop for the common stock or that the common stock will trade in the public market after the offering at or above the initial public offering price.

     The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A stabilizing bid is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member purchased by the representative in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time. The underwriting agreement provides that we will indemnify the underwriters and their controlling persons against liabilities under the Securities Act of 1933 or will contribute to payments the underwriters and their controlling persons maybe required to make in respect thereof.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of common stock issued by us in this offering will be passed upon for perfumania.com by Greenberg Traurig, McLean, Virginia, and for the underwriters by Broad and Cassel, a partnership including professional associations, Miami, Florida.

                                    EXPERTS

     The financial statements as of January 30, 1999 and May 1, 1999 and the period from January 7, 1999 (date of inception) through January 30, 1999 and for the three-month period ended May 1, 1999, included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to perfumania.com's ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     perfumania.com has filed a registration statement on Form S-1 with the SEC in connection with this offering. In addition, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents filed by perfumania.com at the SEC's public reference room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's Internet site at http://www.sec.gov. This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever reference is made in this prospectus to any contract or other document of perfumania.com, the reference may not be complete and you should refer to the exhibits that are part of the registration statement for a copy of the contract or the document.

                              PERFUMANIA.COM, INC.
                (A WHOLLY-OWNED SUBSIDIARY OF PERFUMANIA, INC.)

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........   F-2
Balance Sheets as of January 30, 1999 and May 1, 1999.......   F-3
Statements of Operations for the period from January 7, 1999
  (date of inception) through January 30, 1999 and for the
  three-month period ended May 1, 1999......................   F-4
Statements of Changes in Shareholder's Deficit for the
  period from January 7, 1999 (date of inception) through
  January 30, 1999 and for the three-month period ended May
  1, 1999...................................................   F-5
Statements of Cash Flows for the period from January 7, 1999
  (date of inception) through January 30, 1999 and for the
  three-month period ended May 1, 1999......................   F-6
Notes to Financial Statements...............................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and
Shareholder of perfumania.com, inc.

     In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of perfumania.com, inc. (the "Company") at January 30, 1999 and May 1, 1999, and the results of its operations and its cash flows for the period from January 7, 1999 (date of inception) through January 30, 1999 and the three-month period ended May 1, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred net losses since January 7, 1999 (date of inception) and has a working capital deficit of $1,065,000 at May 1, 1999. In addition, the Company is significantly dependent upon its Parent (Perfumania, Inc.) for the conduct of its operations. The Parent has incurred substantial losses in its prior two fiscal years and is in default of its bank line of credit agreement as a result of its violation of certain debt covenants, which violations have not been waived by the bank as of May 14, 1999. There is no assurance that the Company will be able to generate future net income or that the Company's Parent will be able to obtain the required waivers of default from the bank and generate profits in the future. These matters create substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

Miami, Florida
May 14, 1999, except for Note 8 as to which the date is June 1, 1999

                              PERFUMANIA.COM, INC.
                (A WHOLLY-OWNED SUBSIDIARY OF PERFUMANIA, INC.)

                                 BALANCE SHEETS

                                                          JANUARY 30,     MAY 1,
                                                             1999          1999
                                                          -----------   -----------
                                      ASSETS
Current assets:
  Cash and cash equivalents.............................   $ 100,000    $   100,808
  Credit card receivable................................          --         21,042
  Prepaid expenses......................................          --         50,000
  Inventory, net........................................     209,655        432,722
                                                           ---------    -----------
     Total current assets...............................     309,655        604,572
  Property and equipment, net...........................      14,213         26,649
                                                           ---------    -----------
     Total assets.......................................   $ 323,868    $   631,221
                                                           =========    ===========

                       LIABILITIES AND SHAREHOLDER'S DEFICIT
Current liabilities:
  Due to Parent.........................................   $ 531,326    $ 1,617,332
  Accounts payable and accrued expenses.................      66,037         52,041
                                                           ---------    -----------
     Total current liabilities..........................     597,363      1,669,373
                                                           ---------    -----------
Commitments and Contingencies...........................          --             --
Shareholder's deficit:
  Common stock, $0.01 par value, 20 million shares
     authorized, 1,000 shares issued and outstanding....          10             10
  Accumulated deficit...................................    (273,505)    (1,038,162)
                                                           ---------    -----------
     Total shareholder's deficit........................    (273,495)    (1,038,152)
                                                           ---------    -----------
     Total liabilities and shareholder's deficit........   $ 323,868    $   631,221
                                                           =========    ===========

   The accompanying notes are an integral part of these financial statements.

                              PERFUMANIA.COM, INC.
                (A WHOLLY-OWNED SUBSIDIARY OF PERFUMANIA, INC.)

                            STATEMENTS OF OPERATIONS

                                                    FOR THE PERIOD FROM
                                                      JANUARY 7, 1999       FOR THE
                                                    (DATE OF INCEPTION)   THREE-MONTH
                                                          THROUGH         PERIOD ENDED
                                                     JANUARY 30, 1999     MAY 1, 1999
                                                    -------------------   ------------
Net sales.........................................       $      --         $ 161,972
Cost of goods sold................................              --           110,666
                                                         ---------         ---------
Gross profit......................................              --            51,306
                                                         ---------         ---------
Operating expenses:
  General and administrative expenses.............          60,245           213,698
  Management fees to Parent.......................          29,644            93,001
  Marketing and sales expenses....................          32,852           347,272
  Web site development expenses...................          18,146            87,633
  Consulting fees.................................         130,019            42,324
                                                         ---------         ---------
     Total operating expenses.....................         270,906           783,928
                                                         ---------         ---------
Loss from operations..............................        (270,906)         (732,622)
Interest expense to Parent........................          (2,599)          (32,035)
                                                         ---------         ---------
Net loss..........................................       $(273,505)        $(764,657)
                                                         =========         =========
Basic and diluted loss per common share:..........       $       *         $       *
                                                         =========         =========
Weighted average number of common shares
  outstanding.....................................               *                 *
                                                         =========         =========

-------------------------

* Amounts to be completed upon amendment after share recapitalization (See Note
8)

The accompanying notes are an integral part of these financial statements.

                              PERFUMANIA.COM, INC.
                (A WHOLLY-OWNED SUBSIDIARY OF PERFUMANIA, INC.)

                 STATEMENTS OF CHANGES IN SHAREHOLDER'S DEFICIT
            FOR THE PERIOD FROM JANUARY 7, 1999 (DATE OF INCEPTION)
                            THROUGH JANUARY 30, 1999
                AND FOR THE THREE-MONTH PERIOD ENDED MAY 1, 1999

                                         COMMON STOCK
                                        ---------------   ACCUMULATED
                                        SHARES   AMOUNT     DEFICIT        TOTAL
                                        ------   ------   -----------   -----------
Balance at January 7, 1999 (date of
  inception)..........................  1,000     $10     $        --   $        10
Net loss for the period from January
  7, 1999 (date of inception) through
  January 30, 1999....................     --      --        (273,505)     (273,505)
                                        -----     ---     -----------   -----------
Balance at January 30, 1999...........  1,000      10        (273,505)     (273,495)
Net loss for the three-month period
  ended May 1, 1999...................     --      --        (764,657)     (764,657)
                                        -----     ---     -----------   -----------
Balance at May 1, 1999................  1,000     $10     $(1,038,162)  $(1,038,152)
                                        =====     ===     ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                              PERFUMANIA.COM, INC.
                (A WHOLLY-OWNED SUBSIDIARY OF PERFUMANIA, INC.)

                            STATEMENTS OF CASH FLOWS

                                                    FOR THE PERIOD FROM
                                                      JANUARY 7, 1999       FOR THE
                                                    (DATE OF INCEPTION)   THREE-MONTH
                                                          THROUGH         PERIOD ENDED
                                                     JANUARY 30, 1999     MAY 1, 1999
                                                    -------------------   ------------
Cash flows from operating activities:
  Net loss........................................       $(273,505)        $(764,657)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Provision for inventory......................          11,035            16,500
     Depreciation and amortization................              95               968
  Change in operating assets and liabilities:
     Credit card receivable.......................              --           (21,042)
     Prepaid expenses.............................              --           (50,000)
     Inventory....................................              --            44,433
     Accounts payable and accrued expenses........          66,037           (13,996)
                                                         ---------         ---------
       Net cash used in operating activities......        (196,338)         (787,794)
                                                         ---------         ---------
Cash flows from investing activities:
  Purchase of property and equipment..............         (14,308)          (13,404)
                                                         ---------         ---------
       Net cash used in investing activities......         (14,308)          (13,404)
                                                         ---------         ---------
Cash flows from financing activities:
  Net borrowings from Parent......................         310,646           802,006
                                                         ---------         ---------
       Net cash provided by financing
          activities..............................         310,646           802,006
                                                         ---------         ---------
Net increase in cash and cash equivalents.........         100,000               808
Cash and cash equivalents at beginning of
  period..........................................              --           100,000
                                                         ---------         ---------
Cash and cash equivalents at end of period........       $ 100,000         $ 100,808
                                                         =========         =========
Supplemental cash flow information:

  - No amounts were paid for interest or income taxes for the period from January 7, 1999 (date of inception) through January 30, 1999 and for the three-month period ended May 1, 1999.
  - Inventory in the amount of approximately $220,000 and $284,000 for the period from January 7, 1999 (date of inception) through January 30, 1999 and for the three-month period ended May 1, 1999, respectively, was purchased from the Parent in a non-cash transaction.

The accompanying notes are an integral part of these financial statements.

                              PERFUMANIA.COM, INC.
                (A WHOLLY-OWNED SUBSIDIARY OF PERFUMANIA, INC.)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1.  NATURE OF OPERATIONS:

     perfumania.com, inc., (the "Company") is a wholly-owned subsidiary of Perfumania, Inc. (the "Parent"), and was incorporated in the State of Florida on January 7, 1999. The Company is an online retailer of fragrances and fragrance related products. The Company utilizes the Parent's business relationships and infrastructure and has relied on the Parent to provide financing for its operations.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES:

     Significant accounting principles and practices used by the Company in the preparation of the accompanying financial statements are as follows:

FISCAL YEAR END

     The Company's fiscal year ends the Saturday closest to January 31 to enable the Company's operations to be reported in a manner which more closely coincides with general retail reporting practices and the financial reporting needs of the Company.

MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates made by management in the accompanying financial statements relate to the inventory reserves and estimated useful lives of property and equipment. Actual results could differ from those estimates.

MANAGEMENT FEES

     Management fees reflected in the statements of operations represents shared expenses which have been allocated to the Company by the Parent for costs associated with resources it shares with the Parent. Although no formal agreement existed through May 1, 1999, management believes these allocations are reasonable. The financial statements of the Company do not necessarily reflect the results of operations or financial position that would have existed had the Company been independent of the Parent.

     Effective May 1, 1999, the Company entered into an intercompany services agreement (the "Agreement") with its Parent. Under the terms of the Agreement, the Company will pay various management fees to the Parent as follows: for corporate services, the monthly fee is fixed at $10,000 unless monthly gross sales exceed $50,000, at which time, the monthly fee will amount to $10,000 plus two percent of the Company's monthly gross sales; for fulfillment services, the fee is equal to three percent of the costs of goods sold by the Company and serviced by the Parent; for advertising services, the fee ranges between 20% to 50% of the cost of the advertisement incurred by the Parent; for shared facilities,

                              PERFUMANIA.COM, INC.
                (A WHOLLY-OWNED SUBSIDIARY OF PERFUMANIA, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

the fee is equal to a proportionate share of the facility costs incurred by the Parent, initially 15%; and for inventory purchases, the fee is equal to five percent of the Parent's cost of such inventory.

BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company incurred net losses of approximately $765,000 and $274,000 during the three-month period ended May 1, 1999 and for the period from January 7, 1999 (date of inception) to January 30, 1999, respectively, and has a working capital deficit of $1,065,000 at May 1, 1999. The Company is significantly dependent on its Parent for the conduct of its operations. The report of PricewaterhouseCoopers LLP that accompanied the Parent's audited financial statements as of January 30, 1999 contained an explanatory paragraph indicating factors which create substantial doubt about the Parent's ability to continue as a going concern. Such factors include the Parent's recurring net losses in fiscal 1999 and 1998 and a loan default, which has not yet been waived by the bank as of May 14, 1999, on the Parent's bank line of credit agreement as a result of its violation of certain debt covenants.

     These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's continuation as a going concern is dependent upon obtaining adequate financial resources from its Parent or through a contemplated initial public offering of its shares or otherwise. However, there can be no assurance that such offerings will be successful or such resources will be available from its Parent.

REVENUE RECOGNITION

     Revenue from on-line retail transactions is recorded upon shipment of inventory.

INVENTORY

     Inventory, consisting of finished goods purchased primarily from the Parent, is stated at the lower of cost or market, cost being determined on a moving average cost basis. The cost of inventory includes product cost and freight charges. The Company recorded a provision of approximately $11,000 and $17,000 for the period from January 7, 1999 (date of inception) through January 30, 1999 and for the three-month period ended May 1, 1999, respectively, to reduce the carrying amount of inventory to its net realizable value.

PROPERTY AND EQUIPMENT

     Property and equipment is carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Costs of major additions and improvements are capitalized and expenditures for

                              PERFUMANIA.COM, INC.
                (A WHOLLY-OWNED SUBSIDIARY OF PERFUMANIA, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

maintenance and repairs which do not extend the useful life of the asset are expensed when incurred. Gains or losses arising from sales or retirements are included in income currently.

MARKETING AND SALES EXPENSES

     Marketing and sales expenses, which consist primarily of advertising and promotional costs, are charged to operations as incurred.

INCOME TAXES

     The Company files a consolidated U.S. Federal income tax return with its Parent. The provision for income taxes is computed as if the Company filed a separate tax return, on a stand-alone basis.

     The Company utilizes the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized.

DUE TO PARENT

     Due to Parent includes amounts payable to the Parent primarily for working capital requirements. Such amounts are due on demand. Interest is charged at 12.5% per annum. Total interest expense was $2,599 and $32,035 for the period from January 7, 1999 (date of inception) to January 30, 1999 and for the three-month period ended May 1, 1999, respectively.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and credit card receivable approximate fair value as of January 30, 1999 and May 1, 1999.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the

                              PERFUMANIA.COM, INC.
                (A WHOLLY-OWNED SUBSIDIARY OF PERFUMANIA, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for financial statements for fiscal years beginning after June 15, 1999. Management has not determined the effect, if any, of adopting SFAS No. 133.

NOTE 3.  PROPERTY AND EQUIPMENT:

     Property and equipment includes the following:

                                                                           ESTIMATED
                                                  JANUARY 30,   MAY 1,    USEFUL LIVES
                                                     1999        1999      (IN YEARS)
                                                  -----------   -------   ------------
Furniture, fixtures and equipment...............    $    --     $11,538       5-7
Computer equipment and software.................     14,308      16,174         3
                                                    -------     -------
                                                     14,308      27,712
Less: Accumulated depreciation..................        (95)     (1,063)
                                                    -------     -------
                                                    $14,213     $26,649
                                                    =======     =======

NOTE 4.  RELATED PARTY TRANSACTIONS:

     The Company has purchased a majority of the inventory sold since inception from the Parent at an amount equal to the Parent's cost plus five percent. For the period from January 7, 1999 (date of inception) through January 30, 1999 and for the three-month period ended May 1, 1999, such purchases totaled approximately $220,000 and $284,000, respectively.

     The Company is charged for various services provided by the Parent including administrative, distribution and other services. Such charges were approximately $30,000 and $93,000 for the period from January 7, 1999 (date of inception) to January 30, 1999 and the three-month period ended May 1, 1999, respectively, and are classified as management fees in the accompanying statements of operations. Purchases of inventory and expenses charged by the Parent are not necessarily indicative of costs and expenses which might have been incurred had the Company been operating as a separate, or stand-alone company.

     The Company's Chief Executive Officer (the "CEO") provided consulting services to the Company amounting to $50,000 during the period from January 7, 1999 (date of inception) through January 30, 1999 (see Note 6). In addition, a party related to the CEO provided consulting services to the Company amounting to $65,000 during the period from January 7, 1999 (date of inception) through January 30, 1999. These consulting services were not subject to a written consulting agreement. Management believes that these amounts are representative of the time both parties spent in providing these consulting services to the Company during the respective period. Both of these amounts are included in consulting fees in the accompanying statement of operation during the period from January 7, 1999 (data of inception) through January 30, 1999.

                              PERFUMANIA.COM, INC.
                (A WHOLLY-OWNED SUBSIDIARY OF PERFUMANIA, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5.  INCOME TAXES:

     The income tax provision differs from the amount obtained by applying the statutory Federal income tax rate to pretax income as follows:

                                                        PERIOD FROM           FOR THE
                                                      JANUARY 7, 1999       THREE-MONTH
                                                    (DATE OF INCEPTION)    PERIOD ENDED
                                                    TO JANUARY 30, 1999     MAY 1, 1999
                                                   ---------------------   -------------
Benefit at Federal statutory rates...............        $ (95,723)          $(267,630)
State income taxes, net of Federal benefit.......           (7,193)            (20,105)
                                                         ---------           ---------
                                                          (102,916)           (287,735)
Valuation allowance..............................          102,916             287,735
                                                         ---------           ---------
                                                         $      --           $      --
                                                         =========           =========

     The primary components of temporary differences which give rise to the Company's net deferred tax assets at January 30, 1999 and May 1, 1999 are as follows:

                                                           JANUARY 30,    MAY 1,
                                                              1999         1999
                                                           -----------   ---------
Deferred tax assets:
  Net operating losses carryforward......................   $  98,763    $ 327,283
  Allowances and reserves................................       4,153       64,425
                                                            ---------    ---------
     Total deferred tax assets...........................     102,916      391,708
Deferred tax liabilities:
  Property and equipment.................................          --       (1,057)
                                                            ---------    ---------
  Net deferred tax assets................................     102,916      390,651
  Valuation allowance....................................    (102,916)    (390,651)
                                                            ---------    ---------
                                                            $      --    $      --
                                                            =========    =========

     The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has established a valuation allowance against deferred tax assets of $102,916 and $390,651 at January 30, 1999 and May 1, 1999, respectively.

     The Company has Federal and State net operating loss carryforwards of approximately $870,000, both of which will begin to expire in the year 2019.

     The Company, which is a wholly owned subsidiary, participates in the filling of a consolidated U.S. Federal income tax return of its Parent. Once the Company is no longer a subsidiary of its Parent, the amount of net operating loss carryforwards may decrease or become limited.

                              PERFUMANIA.COM, INC.
                (A WHOLLY-OWNED SUBSIDIARY OF PERFUMANIA, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6.  COMMITMENTS:

     Effective April 15, 1999, the Company entered into a 36 month service agreement with a software and network provider. Pursuant to the agreement, the Company must remit 36 equal monthly installments of $12,500, net of a marketing credit. The Company is subject to an early termination fee of $201,165 if cancelled within the first 12 months and $100,583 if cancelled after 24 months of service.

     Effective May 1, 1999, the Company entered into an employment agreement with its CEO for a five year initial term. The employment agreement does not provide for a salary. A total of 200,000 common stock options were granted at an exercise price equal to a contemplated initial public offering (the "Offering") price. Options to purchase 100,000 shares will vest immediately at the date of grant and options to purchase 100,000 shares will vest over a three-year period.

     Effective May 1, 1999, the Company entered into an employment agreement with its president for a five year initial term. Total annual base salary is $200,000. A total of 225,000 common stock options were granted at an exercise price equal to the Offering price. These Options will vest immediately at the date of grant. Upon change of control of the Company, the president will be entitled to a lump sum payment equal to three times the annual base salary. Upon termination without cause the president will be entitled to receive a lump sum payment equal to the base salary through the end of the initial term of his employment agreement.

NOTE 7.  STOCK OPTION PLAN:

     Effective May 1, 1999 the Company adopted the 1999 Incentive Stock Option Plan (the "Plan"). Officers, key employees and nonemployee consultants may be granted stock options, stock appreciation rights, stock awards, performance shares and performance units under the Plan. The Company has reserved 1,000,000 shares of common stock for issuance under the Plan, subject to the share dividend effective upon the consummation of the Offering and subject to further antidilution adjustments.

     The Company will grant 5,000 non-qualified stock options to each non-employee director nominee of the Company. The options will allow such directors to purchase the common stock at an exercise price equal to the Offering price. These options will have a term of ten years and vest immediately on the date of grant. A total of 10,000 shares will be granted to non-employee director nominees.

     Prior to establishment of a Compensation Committee (the "Committee") of the Board of Directors, the Plan will be administered by the Board of Directors of the Company. The Board of Directors or the Committee will be authorized to determine, among other things, the key employees to whom, and the time at which, options and other benefits are to be granted, the number of shares subject to each option, the applicable vesting schedule and the exercise price. The Board of Directors or the Committee will also determine the treatment to be afforded to a participant in the Plan in the event of termination of employment for any reason, including death, disability or retirement. Under

                              PERFUMANIA.COM, INC.
                (A WHOLLY-OWNED SUBSIDIARY OF PERFUMANIA, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

the Plan the maximum term of an incentive stock option is 10 years and the maximum term of a nonqualified stock option is 10 years.

     The Board of Directors has the power to amend the Plan from time to time. Shareholder approval of an amendment is only required to the extent that it is necessary to maintain the Plan's status as a protected plan under applicable securities laws or the Plan's status as a qualified plan under applicable tax laws.

     Options to purchase an aggregate of 577,000 shares have been granted under the Plan to employees of the Company at an exercise price equal to the Offering price of the common stock offered hereby. These options will have a total term of ten years. Options to purchase 425,000 shares will vest immediately on the date of grant and options to purchase 152,000 shares will vest as follows: 16%, 34% and 50% of the total number of shares granted on the first, second and third anniversary of the date of grant.

     Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation ("SFAS No. 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company will measure compensation expense for the stock Plans using the intrinsic value method prescribed by Accounting Principal Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Accordingly, compensation expense for qualified and non-qualified stock options granted under the Plan is equal to the difference between the fair market value of the stock at the date of grant and the amount an employee must pay to acquire the stock. For options granted to other than employees in exchange for goods or services, compensation cost is measured in accordance with SFAS No. 123.

NOTE 8.  SUBSEQUENT EVENTS:

     On June 1, 1999 the Company's shareholder approved an increase in the number of authorized shares of common stock from 1,000 shares to twenty million shares. The Company also authorized five million shares, par value $0.01 per share, of preferred stock.

     On June 1, 1999, the Company declared a share dividend of an aggregate of 4,999,000 shares of common stock, $0.01 par value, upon consummation of the Offering, payable to its shareholder of record in order to effect the equivalent of a 5,000-for-1 stock split to increase the number of shares of common stock outstanding from 1,000 shares to 5,000,000 shares.

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                        2,500,000 SHARES OF COMMON STOCK

                          PERFUMANIA.COM, INC. [LOGO]

                           -------------------------

                          CRUTTENDEN ROTH INCORPORATED

                          PENNSYLVANIA MERCHANT GROUP

                                           , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the shares of common stock being registered, all of which we will pay:

SEC Registration fee........................................  $  7,943
NASD filing fee.............................................     3,358
American Stock Exchange listing fee.........................    27,000
Printing and engraving......................................    30,000
Legal fees..................................................   175,000
Blue Sky fees and expenses..................................    20,000
Accounting fees.............................................   125,000
Transfer Agent and Registrar fees and expenses..............    10,000
Miscellaneous...............................................    26,915
                                                              --------
  Total.....................................................   475,000
                                                              ========

     All amounts except SEC registration fee and the NASD filing fee are estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The articles of incorporation and bylaws provide that perfumania.com indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by reason of the fact that he is or was a director or officer of perfumania.com or any other person designated by the board of directors which may include any person serving at the request of perfumania.com as a director, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise, in each case, against certain liabilities including damages, judgments, amounts paid in settlement, fines, penalties and expenses including attorneys' fees and disbursements, except where such indemnification is expressly prohibited by applicable law, where such person has engaged in willful misconduct or recklessness or where such indemnification has been determined to be unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits of the matter. Florida law permits perfumania.com to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Florida law also permits indemnification in connection with a proceeding brought by or in the right of perfumania.com to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the SEC may be permitted to directors, officers, or persons controlling perfumania.com pursuant to the foregoing provisions, perfumania.com has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     perfumania.com issued an aggregate of 1,000,000 shares of its common stock to Perfumania, Inc. in January 1999. The foregoing securities were all issued without registration under the Securities Act of 1933, as amended, by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as transactions by an issuer not involving public offering, Perfumania, Inc. having consented to the imposition of restrictive legends upon the certificates evidencing such securities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

     The following is a list of exhibits filed as part of this Registration Statement.

EXHIBIT
-------
  1.1     Form of Underwriting Agreement.*
  3.1     Amended and Restated Certificate of Incorporation
  3.2     Bylaws
  5.1     Opinion of Greenberg Traurig regarding legality of the
          shares of Common Stock being registered *
 10.1     1999 Incentive Stock Option Plan(1)
 10.2     Intercompany Services Agreement dated as of May 1, 1999 by and between perfumania.com, inc. and Perfumania, Inc.
 10.3     Technology Transfer and License Agreement dated as of May 1,
          1999 by and between the perfumania.com, inc. and Perfumania,
          Inc.
 10.4     Employment Agreement of Ilia Lekach(1)*
 10.5     Employment Agreement of Rachmil Lekach(1)*
 10.6     Employment Agreement of Richard Veliz(1)*
 23.1     Consent of PricewaterhouseCoopers LLP
 23.2     Consent of Greenberg Traurig (included in its opinion filed as Exhibit 5.1 hereto).*
 23.3     Consent of director nominee Daniel Sawicki
 23.4     Consent of director nominee Carole Taylor
 24.1     Power of Attorney (included on signature page to this
          Registration Statement).
 27.1     Financial Data Schedule, January 30, 1999 (for SEC only).
 27.2     Financial Data Schedule, May 1, 1999 (for SEC only).

-------------------------

* To be filed by amendment.
(1) Management compensation plan or arrangement

     (b) FINANCIAL STATEMENT SCHEDULES

     All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

     (i) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (ii) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (iii) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Miami, Florida, on June 4, 1999.

                                          perfumania.com, inc.

                                          By:        /s/ ILIA LEKACH
                                             -----------------------------------
                                                         Ilia Lekach
                                                  Chief Executive Officer,
                                                    Chairman of the Board

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

     Each person in so signing also makes, constitutes and appoints Ilia Lekach and Rachmil Lekach, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this Registration Statement, and including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

                       NAME                                  CAPACITY              DATE
                       ----                                  --------              ----

                  /s/ ILIA LEKACH                    Chief Executive Officer   June 4, 1999
---------------------------------------------------    and Chairman of the
                    Ilia Lekach                        Board (Principal
                                                       Executive Officer)

                /s/ RACHMIL LEKACH                   President and Director    June 4, 1999
---------------------------------------------------
                  Rachmil Lekach

                /s/ ALBERT FRIEDMAN                  Chief Operating Officer,  June 4, 1999
---------------------------------------------------    Interim Chief
                  Albert Friedman                      Financial Officer and
                                                       Director (Principal
                                                       Financial and
                                                       Accounting Officer)